Exhibit 2.01

Execution Version

BLUE MOUNTAIN RESORTS HOLDINGS INC.

- and -

LE SOMMET PROPERTY MANAGEMENT INC.

SHARE PURCHASE AGREEMENT

DATED  September 12, 2014

Page

ARTICLE 1 PURCHASE OF SHARES
1.1	Purchase and Sale	1
1.2	Amount of Purchase Price	1
1.3	Working Capital / CAPEX Adjustment	1
1.4	Payments	2
1.5	Preparation of Working Capital / CAPEX Adjustment	2
(1)	Draft Working Capital / CAPEX Adjustment	2
(2)	Access to Records	2
(3)	Deemed Acceptance	2
1.6	Dispute Settlement	2
1.7	Final Closing Amount Payable	3
1.8	Payment on Adjustment Date	3
ARTICLE 2 REPRESENTATIONS AND WARRANTIES
2.1	Fundamental Representations and Warranties of the Vendor	3
(1)	Incorporation and Corporate Power of the Vendor	3
(2)	Authorization and Enforceability	3
(3)	Ownership of Shares	3
(4)	Absence of Conflicts and Violations	3
(5)	No Other Agreements to Purchase	3
2.2	Additional Representations and Warranties of the Vendor	3
(1)	Organization and Operation of the Corporation	3
(2)	Subsidiaries	4
(3)	Actions Against the Vendor	4
(4)	Shareholders’ Agreement	4
(5)	Qualification to do Business	4
(6)	Corporate Records	4
(7)	Financial Statements	4
(8)	Undisclosed Liabilities	4
(9)	Estimated Working Capital / CAPEX Adjustment	4
(10)	Interim Period Covenants	4
(11)	Title to and Sufficiency of Assets	4
(12)	Real Property	4
(13)	Personal Property	5
(14)	Material Contracts	5
(15)	Inventories	6
(16)	Intellectual Property	6
(17)	Licences and Compliance with Applicable Law	6
(18)	Banking Information	6
(19)	Legal Proceedings and Orders	6
(20)	Environmental Matters	6
(21)	Employees	7
(22)	Employee Benefits	7
(23)	Transactions with Affiliates	7
(24)	Insurance	7
(25)	Customers and Suppliers	8
(26)	Tax Matters	8
(27)	No Material Adverse Change	9
(28)	Absence of Certain Changes or Events	9
(29)	Canadian Anti-Spam Legislation	10
(30)	Lifetime Discounts and Passes and Gift Certificates	10
(31)	Compliance with Anti-Corruption Laws	11
(32)	Privacy Laws	11
(33)	Capital Expenditures	11
(34)	Computer Systems	11
(35)	Payment Card Compliance	11

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2.3	Representations and Warranties of the Purchaser	11
(1)	Incorporation and Corporate Power	11
(2)	Authorization and Enforceability	11
(3)	Consents and Approvals	11
(4)	ICA	11
(5)	Shareholders’ Agreement	11
2.4	Commissions	11
2.5	Deemed Disclosure	12
ARTICLE 3 CLOSING ARRANGEMENTS
3.1	Closing	12
3.2	Purchaser’s Conditions	12
(1)	Representations and Warranties	12
(2)	Vendor’s Compliance	12
(3)	Vendor’s Deliverables	12
(4)	Deemed Delivery of Records	13
(5)	No Law	13
(6)	No Proceedings	13
(7)	No Material Adverse Change	13
(8)	Purchaser Financing Transaction	13
(9)	Pre-Closing Continuations	13
(10)	Encroachment Permit	13
(11)	Title Insurance	13
3.3	Condition Not Fulfilled	13
3.4	Vendor’s Conditions	13
(1)	Representations and Warranties	14
(2)	Purchaser’s Compliance	14
(3)	Purchaser’s Deliverables	14
(5)	No Law	14
(6)	No Proceedings	14
3.5	Condition Not Fulfilled	14
3.6	Termination	15
3.7	Effect of Termination	15
ARTICLE 4 SURVIVAL AND INDEMNIFICATION
4.1	Survival	15
4.2	Indemnity by the Vendor	15
4.3	Indemnity by the Purchaser	16
4.4	Claim Notice	16
4.5	Time Limits for Claim Notice for Breach of Representations and Warranties	16
(1)	Notice by the Purchaser	16
(2)	Notice by the Vendor	16
4.6	Monetary Limitations	16
(1)	Damages from the Vendor	16
(2)	Damages from the Purchaser	17
(3)	Thresholds and Limits	17

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4.7	Limitation Periods	17
(1)	Limitation Periods for Representations and Warranties	17
(2)	Limitation Periods for Covenants and Other Matters	17
4.8	Calculation of Damages	17
4.9	Agency for Non-Parties	17
4.10	Direct Claims	17
4.11	Third Party Claims	18
(1)	Rights of the Indemnified Party and the Indemnifying Party	18
(2)	Joint Control for Certain Tax Claims	18
(3)	Commercially Necessary Payments Prior to Settlement	18
(4)	Compulsory Payments Prior to Settlement	18
4.12	Exclusive Remedy	19
4.13	Interest on Damages	19
ARTICLE 5 COVENANTS
5.1	Investigation	19
(1)	Access	19
(2)	Only Conditions to Closing	20
5.2	Confidentiality	20
(1)	Information To Be Confidential	20
(2)	Use Of Confidential Information	20
(3)	Return or Destruction	20
5.3	Risk of Loss	20
5.4	Action During Interim Period	20
(1)	Operate in Ordinary Course	20
(2)	Shareholders’ Agreement	20
(3)	Preparation for Upcoming Ski Season	20
(4)	Negative Covenants	20
(5)	Third Party Approaches	21
(6)	Notice of Certain Matters	21
(7)	Books and Records	21
5.5	Consents	22
5.6	Preparation of Tax Returns	22
(1)	Stub Period Returns	22
(2)	Third Parties	22
5.7	Capital Expenditures	22
5.8	Sufficient Assets	22
5.9	Covenants of the Purchaser	22
(1)	Lifetime Access	22
(2)	Tail Insurance	23
(3)	Development Charge Recovery	23
5.10	Title Insurance	23
5.11	Pre-Closing Continuations	23
5.12	Acceleration of SARs	23
5.13	Post-Closing Amalgamation	23

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ARTICLE 6 GENERAL
6.1	Actions on Non-Business Days	23
6.2	Currency and Payment Obligations	23
6.3	Calculation of Interest	23
6.4	Calculation of Time	23
6.5	Schedules	23
6.6	Expenses	25
6.7	Public Announcements	25
6.8	Notices	25
(1)	Mode of Giving Notice	25
(2)	Deemed Delivery of Notice	26
(3)	Change of Address	26
6.9	Time of Essence	26
6.10	Further Assurances	26
6.11	Entire Agreement	26
6.12	Amendment	26
6.13	Waiver	26
6.14	Severability	26
6.15	Remedies Cumulative	26
6.16	Attornment	26
6.17	Governing Law	26
6.18	Successors and Assigns; Assignment	26
6.19	Third Party Beneficiaries	26
6.20	Counterparts	26
6.21	Language	26

iv

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement dated September 12, 2014 is made

B E T W E E N

BLUE MOUNTAIN RESORTS HOLDINGS INC.
(the “Vendor”)

- and -

LE SOMMET PROPERTY MANAGEMENT INC.
(the “Purchaser”)

RECITALS

A.      The Vendor and the Purchaser each own 50% of the common shares (the “Shares”) of Blue Mountain Resorts Limited (the “Corporation”).

B.      The Vendor is the registered and beneficial owner of the Purchased Shares (as defined herein).

C.      The Corporation is the registered and beneficial owner of all of the securities of each Subsidiary.

D.      The Purchaser is willing to purchase and the Vendor is willing to sell the Purchased Shares on and subject to the terms and conditions contained in this Agreement.

E.      Certain defined terms used in, and other clauses pertaining to the interpretation of, this Agreement are set out in Schedule 1.0.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

Article 1
PURCHASE OF SHARES

1.1          Purchase and Sale. At the Closing Time, on and subject to the terms and conditions of this Agreement, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, the Purchased Shares.

1.2          Amount of Purchase Price. Subject to the terms and conditions of this Agreement, including adjustments made pursuant to this Article 1, the aggregate price payable by the Purchaser to the Vendor for the Purchased Shares is $58,000,000 (the “Purchase Price”).

1.3          Working Capital / CAPEX Adjustment. For purposes of this Agreement:

"Working Capital / CAPEX Adjustment" means the remainder of (a) minus (b), the values of which shall be calculated in accordance with the formulas below:

(a)	the amount calculated as the product of 0.5 multiplied by:

                                      (i)          June 30 Total Cash, plus

                                     (ii)          June 30 Non-Cash Current Assets, plus

                                    (iii)          the aggregate amount held in trust by the Corporation pursuant to the terms of the Note Receivable, as at June 30, 2014, minus

                                   (iv)          Agreed Tax Liabilities, minus

                                    (v)          June 30 Liabilities, minus

                                   (vi)          Accelerated SARs Payment Amount, plus

                                  (vii)          June 30 SAR Accrual; and

(b)	the Outstanding Conference Centre Capital Expenditures Adjustment Amount.

The agreed upon written estimate of the Working Capital / CAPEX Adjustment (“Estimated Working Capital / CAPEX Adjustment”) is set out in Schedule 1.3. The sum or remainder of the Estimated Working Capital / CAPEX Adjustment shall be (i) if a positive number, added to the Purchase Price, and (ii) if a negative number, subtracted from the Purchase Price (the resulting balance, in either case, being the "Estimated Closing Amount Payable").

1.4          Payments.

(a)	At the Closing Time the Purchaser shall pay the Purchase Price to the Vendor by way of a wire transfer;

(b)	Immediately following the Post-Closing Amalgamation, the Purchaser (or its successor, including Amalco) shall pay the Estimated Working Capital / CAPEX Adjustment to the Vendor by way of a wire transfer; and

(c)	On or prior to September 30, 2014, the Purchaser (or its successor, including Amalco) shall pay the Accelerated SARs Payment Amount, less applicable withholding taxes, as directed by the Vendor.

1.5          Preparation of Working Capital / CAPEX Adjustment.

(1)          Draft Working Capital / CAPEX Adjustment. The Purchaser may elect to prepare, at the Purchaser's expense, a draft of the Working Capital / CAPEX Adjustment (“Draft Working Capital / CAPEX Adjustment”). If the Purchaser elects to prepare a Draft Working Capital / CAPEX Adjustment it shall be delivered to the Vendor no later than the 30th day following the Closing Date.

(2)          Access to Records. During the period from the date of delivery of the Draft Working Capital / CAPEX Adjustment until the date no later than 10 Business Days after delivery of the Draft Working Capital / CAPEX Adjustment, the Purchaser shall give the Vendor and its Representatives such assistance and access to the Books and Records as the Vendor and its Representatives may reasonably request in order to enable them to reasonably assess the Draft Working Capital / CAPEX Adjustment.

(3)          Deemed Acceptance. If the Vendor does not give a notice of objection in accordance with Section 1.6, the Vendor shall be deemed to have accepted the Draft Working Capital / CAPEX Adjustment prepared by the Purchaser which shall be final and binding on the Parties.

1.6          Dispute Settlement. If the Vendor objects to any matter in the Draft Working Capital / CAPEX Adjustment prepared pursuant to Section 1.5, the Vendor shall give notice to the Purchaser no later than 15 Business Days after delivery of the Draft Working Capital / CAPEX Adjustment. Any notice given by the Vendor shall set forth in detail the particulars of such objection. The Parties shall then use reasonable efforts to resolve such objection for a period of 10 days following the giving of such notice. If the matter is not resolved by the end of such 10 day period, then the dispute with respect to such objection shall be submitted by the Parties to Gaviller & Company LLP, being the current auditors of the Corporation (the "Corporation's Accountant"). The Corporation's Accountant shall, as promptly as practicable (but in any event within 45 days), make a determination of the Working Capital / CAPEX Adjustment, based solely on written submissions of the Parties given by them to the Corporation's Accountant. The submissions of each Party shall be disclosed to the other Party and each other Party shall be afforded a reasonable opportunity to respond thereto. The decision of the Corporation's Accountant as to the Working Capital / CAPEX Adjustment shall be final and binding upon the Parties and shall constitute the Working Capital / CAPEX Adjustment for purposes of this Agreement. The Purchaser and the Vendor shall each pay one-half of the fees and expenses of the Corporation's Accountant with respect to the resolution of the dispute.

1.7          Final Closing Amount Payable. If the Purchaser elects to prepare a Draft Working Capital / CAPEX Adjustment, once the Draft Working Capital / CAPEX Adjustment is settled either through Section 1.5 or 1.6, the Draft Working Capital / CAPEX Adjustment shall constitute the Working Capital / CAPEX Adjustment for purposes of this Agreement and shall be used to determine the Final Closing Amount Payable. If the Working Capital / CAPEX Adjustment is (i) a positive number, it shall be added to the Purchase Price, and (ii) a negative number, it shall be subtracted from the Purchase Price (the resulting balance, in either case, the "Final Closing Amount Payable").

1.8          Payment on Adjustment Date. On the Adjustment Date (a) the Purchaser shall pay to the Vendor the amount, if any, by which the Final Closing Amount Payable exceeds the Estimated Closing Amount Payable or (b) the Vendor shall pay to the Purchaser the amount, if any, by which the Estimated Closing Amount Payable exceeds the Final Closing Amount Payable. If the Purchaser does not elect to prepare a Draft Working Capital / CAPEX Adjustment, the Final Closing Amount Payable shall equal the Estimated Closing Amount Payable.

Article 2
REPRESENTATIONS AND WARRANTIES1

2.1          Fundamental Representations and Warranties of the Vendor. As a material inducement to the Purchaser entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section 2.1, the Vendor represents and warrants to the Purchaser as follows (collectively, the “Fundamental Representations”), as of the date hereof:

(1)          Incorporation and Corporate Power of the Vendor. The Vendor is a corporation incorporated, organized and subsisting under the Laws of Province of Ontario. The Vendor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations hereunder and thereunder.

(2)          Authorization and Enforceability. The execution and delivery of this Agreement and all agreements and instruments to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of the Vendor and its shareholders and this Agreement constitutes the valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)          Ownership of Shares.

                                      (i)          The Vendor is the registered and beneficial holder of 121,651 Shares (the “Purchased Shares”), with good and marketable title thereto, free and clear of all liens, charges, encumbrances and claims of any other Person.

                                     (ii)          There are no restrictions of any kind on the transfer of the Purchased Shares except those set out in the articles of incorporation of the Corporation and the Shareholders’ Agreement. The Purchased Shares have been validly issued in compliance with Applicable Law.

(4)          Absence of Conflicts and Violations. The execution, delivery and performance by the Vendor of this Agreement, the documents contemplated hereunder and the completion of the transactions contemplated by this Agreement will not (directly or indirectly, with or without the passage of time or the giving of notice or both): (a) violate, conflict with or constitute a default under the constating documents of the Vendor, (b) conflict with or violate in any material respect any Applicable Laws applicable to the Vendor, or (c) give any Person the right to challenge any of the transactions contemplated by this Agreement, or exercise any remedy or obtain any relief under any Applicable Law or any order of judicial or arbitral authority to which the Vendor or any of the Purchased Shares may be bound.

(5)          No Other Agreements to Purchase. As at the Closing Time, no Person other than the Purchaser or its Affiliate under the Shareholders' Agreement will have any contract or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming contract for the purchase or acquisition from the Vendor of any of the Purchased Shares.

2.2          Additional Representations and Warranties of the Vendor. As a material inducement to the Purchaser entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of the Vendor set out in this Section 2.2, the Vendor represents and warrants to the Purchaser, to the Knowledge of the Vendor, as follows (collectively, the “Additional Representations”), in each case except as Disclosed prior to the date hereof, as of the date hereof:

(1)          Organization and Operation of the Corporation. The Corporation is incorporated, organized and subsisting under the Laws of Ontario. Except for its interest in the Subsidiaries, the Corporation does not have a direct or indirect equity interest in any other Person.

1 Subject to completion of the Purchaser’s due diligence.

(2)          Subsidiaries. Blue Mountain Trust Inc. is inactive, has not carried on business in the past five years and has no material assets or material liabilities that are not reflected in the Financial Statements. BMR Property Management Inc. is incorporated, organized and subsisting under the Laws of Ontario and has no material assets or material liabilities that are not reflected in the Financial Statements other than pursuant to a property management agreement dated October 25, 2011 with Grey Standard Condominium No. 65.

(3)          Actions Against the Vendor. There are no actions pending or Threatened against or affecting the Vendor which if determined adversely would interfere with the Vendor’s ability to consummate the transactions contemplated by this Agreement.

(4)          Shareholders’ Agreement. The Vendor is in compliance with the terms of the Shareholders’ Agreement in all material respects.

(5)          Qualification to do Business. The Corporation and BMR Property Management Inc. are, in all necessary material respects, registered or licensed to do business under the Laws of Ontario and any other material jurisdiction in which the location of the properties and assets owned by the Corporation, BMR Property Management Inc. or the nature of the Business requires registration or licensing. The Corporation and BMR Property Management Inc. have all necessary corporate power, authority, and capacity to carry on the Business and to own or lease and operate its property and assets as now carried on and owned or leased and operated, in each case, in all material respects.

(6)          Corporate Records. The minute books, share certificate book, register of shareholders, register of transfers and register of directors and officers of the Corporation and the Subsidiaries are currently maintained in accordance with Applicable Law and are complete and accurate in all material respects.

(7)          Financial Statements. Except as set forth in Schedule 2.2(7), the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods to which they relate. The balance sheets contained in the Financial Statements fairly present the financial position of the Corporation as of their respective dates and the statements of earnings and retained earnings contained in the Financial Statements fairly present the revenues, earnings and results of operations for the periods indicated. The Financial Statements are accurate and complete in all material respects and are based upon, and are consistent with, the Corporation’s financial records.

(8)          Undisclosed Liabilities. Except as set forth in Schedule 2.2(8), the Corporation does not have any material liabilities or obligations of any nature (whether, liquidated or unliquidated, due or to become due and whether absolute, accrued, contingent or otherwise) except for liabilities and obligations (i) disclosed or provided for in the most recent Financial Statements or (ii) incurred in the ordinary course of business since the date of such Financial Statements. Without limiting the foregoing, the Corporation is not a party to or bound by any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement with respect to the obligations or liabilities, contingent or otherwise, of any other Person.

(9)          Estimated Working Capital / CAPEX Adjustment. The Estimated Working Capital / CAPEX Adjustment has been prepared based on the Financial Statements. The Estimated Working Capital / CAPEX Adjustment fairly presents the matters contained therein, is accurate and complete in all material respects and is based upon, and is consistent with, the Corporation’s financial records.

(10)        Interim Period Covenants. Except as set out in Schedule 2.2(10), the Corporation has not breached, or taken any action inconsistent with, the covenants set out in Section 5.4 in the period between July 1, 2014 and the date of this Agreement (the “Pre-Signing Period”). For the purposes of this representation and in applying Section 5.4 in respect hereof, the definition of “Interim Period” shall be deemed to be the Pre-Signing Period.

(11)        Title to and Sufficiency of Assets. The Corporation has good and marketable legal and beneficial title to all of its property and assets (including the real property described in Schedule 2.2(12)), free and clear of any and all liens, charges, encumbrances and claims of any other Person except for Permitted Liens and there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Corporation of the Business or of any of its property or assets other than the purchase of inventories in the ordinary course of business or as set out in Permitted Liens.

(12)        Real Property. There are no restrictive covenants, municipal by-laws or other Laws or regulations that in any material way affect the use of the real property described in Schedule 2.2(12), or buildings or structures thereon for the purposes for which they are presently being used or which restrict the use of such real property, buildings or other structures so that they cannot lawfully be used for the purposes for which they are presently being used by the Corporation.

(a)	Schedule 2.2(12) sets out the municipal address and legal description of all of the real property owned by the Corporation (the "Real Property"). The Corporation has good and valid title (in freehold or as otherwise set out in Schedule 2.2(12)) to the Real Property free and clear of all Liens except Permitted Liens. The information set out in Schedule 2.2(12) is true and complete.

(b)	No written notice of violation by the Corporation of any Applicable Law or of any material covenant, restriction or easement affecting the Real Property (including with respect to zoning) or any part of it or with respect to the use or occupancy of the Real Property or any part of it from any Governmental Authority having jurisdiction over the Real Property has been received by or on behalf of the Corporation that is still outstanding.

(c)	Except as set out in Schedule 2.2(12), the Corporation has not received notice of any pending or contemplated expropriation proceedings that would result in the taking of all or any part of the Real Property or that would materially adversely affect the current use of the Real Property or any material part of it.

(d)	Except as set out in Schedule 2.2(12), as it relates to the Conference Centre Project, amounts reflected in the Financial Statements, amounts that are to be factored into the Estimated Closing Amount Payable, amounts that are incurred by or on behalf of tenants of the Corporation or the Subsidiaries, amounts that are incurred in the ordinary course, all amounts for labour and materials relating to the construction and repair of the Improvements on the Real Property have been paid in full and, except for Permitted Liens and rights in respect of such excepted amounts, no one has a right to file a construction, builders’, mechanics’ or similar lien in respect of the payment of such amounts under any Applicable Law.

(e)	Neither the Vendor nor the Corporation has received written notice of any work orders, deficiency notices or other similar notices of non-compliance issued by any Governmental Authorities with respect to the Real Property that are outstanding requiring work or repairs in connection with the Real Property or any part thereof (other than for work or repairs that is the responsibility of a tenant of the Corporation or the Subsidiaries).

(13)        Personal Property. Schedule 2.2(13) lists each item of personal property owned by the Corporation which either had a book value in the Corporation’s financial records or a fair market value, at the date of the most recent Financial Statements, of more than $50,000 and is material to the Business and identifies all leases of personal property which cannot be terminated by the Corporation without liability at any time upon not more than 30 days’ notice or which involve payment by the Corporation in the future of more than $50,000.

(14)        Material Contracts. Except as disclosed in Schedule 2.2(14):

(a)	the Corporation is not a party to any Material Contract;

(b)	the Corporation has not given or received written notice of (i) any material default under any Material Contract to which the Corporation is a party, or by which it is otherwise bound, or (ii) any event which, with the lapse of time or giving of notice or both, would constitute a default in any material respect under any such Material Contract by the Corporation or any other party to such Material Contract;

(c)	no consent is required nor is any notice required to be given under any Material Contract by any Person in connection with the completion of the transactions contemplated by this Agreement in order to maintain all rights of the Corporation under such Material Contract in all material respects;

(d)	the completion of the transactions contemplated by this Agreement will not result in any default under any Material Contract nor afford any Person the right to terminate any Material Contract nor will the completion of such transactions result in any additional or more onerous obligation on the Corporation under any Material Contract; and

(e)	the Corporation has the benefit of non-disturbance agreements with prior mortgagees of all leased premises which it leases.

(15)        Inventories. The inventories consist of items that are current and of good and merchantable quality and not subject to any write-down or write-off in any material respect. Current inventory levels are consistent with the levels of inventories that have been maintained in the operation of the Business prior to the date hereof in accordance with the operation of the Business in the ordinary course.

(16)        Intellectual Property.

(a)	Schedule 2.2(16) lists all Intellectual Property that is material to the operation of the Business and all current registrations maintained by the Corporation in respect thereof.

(b)	Neither the operation of the Business or the Corporation’s use of Intellectual Property infringes the intellectual property rights of any other Person.

(c)	The Employees and all consultants and independent contractors retained by the Corporation have agreed to maintain the confidentiality of confidential Intellectual Property.

(17)        Licences and Compliance with Applicable Law. Except as disclosed in Schedule 2.2(17), there are no licences, permits, authorizations, approvals or other evidences of authority of any Governmental Authority material to the operation of the Business, and the Corporation is conducting the Business in compliance with all Applicable Laws in respect of which non-compliance could be material to the operation of the Business. Except as disclosed in Schedule 2.2(17), no consent of, filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Vendor or the Corporation in connection with the consummation of the transactions contemplated hereby or to permit the Corporation to carry on the Business after the Closing as the Business is currently carried on by the Corporation in all material respects.

(18)        Banking Information. Schedule 2.2(18) sets forth the name and location (including municipal address) of each bank, trust company or other institution in which the Corporation has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and the name of each Person holding a power of attorney from the Corporation and a summary of the terms thereof.

(19)        Legal Proceedings and Orders. Except as set forth and described in Schedule 2.2(19), the Corporation has not received written notice (or a copy) of any Legal Proceeding that is in progress, pending or Threatened against or affecting the Corporation, or any of its officers or directors in their capacity as such, or any of its property or assets or title thereto. The Corporation has not received written notice (or a copy) of any Order outstanding against or materially adversely affecting the Corporation or any of its property or assets.

(20)        Environmental Matters. Other than as disclosed in Schedule 2.2(20):

(a)	The Business and the property and assets as carried on or used by the Corporation have been carried on and used and are currently carried on and used in compliance with all Environmental Laws in all material respects.

(b)	The Corporation has not used any of its property or assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Substance except in compliance with all Environmental Laws in all material respects. No part of the Real Property contains a Hazardous Substance which exceeds in any material respect an applicable soil, groundwater or other environmental, health or safety criterion or standard published or enacted by a Governmental Authority having jurisdiction over the Real Property.

(c)	There are no material Legal Proceedings in progress, pending or Threatened to which the Corporation is subject (i) to determine whether any study or remedial action is required to respond to a Release or the presence of a Hazardous Substance on the Real Property, or (ii) requiring or alleging responsibility of the Corporation for remediation, clean-up or corrective action of any kind pursuant to any Environmental Law.

(d)	There are no material Environmental Permits held by the Corporation or required in connection with the operation of the Business or any of the property and assets used in the Business. The material Environmental Permits presently held by the Corporation are valid and in full force and effect, and no violations thereof have been experienced, noted or recorded, and no Legal Proceedings are pending or Threatened, to revoke or limit any of them.

(e)	The Corporation has maintained all environmental and operating documents and records in the manner and for the time periods required by any Environmental Law in all material respects and have not conducted an environmental audit of the Business or any of the Corporation’s property or assets in the ten years prior to the date of this Agreement. For purposes of this paragraph (e), an environmental audit includes any evaluation, assessment, review or study performed at the request of or on behalf of the Corporation, a prospective purchaser of the Business or the Corporation’s property or assets or Governmental Authority, whether formally requisitioned or otherwise prepared.

(f)	Except in compliance with all Environmental Laws in all material respects, there are no underground storage tanks, pits, lagoons, waste disposal sites, above-ground storage tanks or materials or other assets containing asbestos or polychlorinated biphenyls located on the Real Property.

(g)	The Corporation and its predecessors have not, by contract or pursuant to Environmental Law, assumed or retained any liability or obligation pertaining to environmental matters as a result of the acquisition or disposition of any assets or real property.

Notwithstanding the generality of any other representations and warranties and covenants in this Agreement, the representations and warranties in this Section 2.2(20) constitute the sole and exclusive representations and warranties of the Vendor with respect to the matters directly or indirectly relating to, or arising out of, Laws relating to the environment, health or safety, including any Environmental Laws.

(21)        Employees.

(a)	The Corporation is not a party to or bound by, either directly or by operation of Applicable Law, any collective agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication to any labour union, trade union or employee organization or group which may qualify as a trade union in respect of or affecting Employees or independent contractors nor is the Corporation subject to any union organization effort, nor is it engaged in any labour negotiation. Except as set out in Schedule 2.2(21), the Corporation does not have written contracts of employment with any Employee or any written contract with any consultant.

(b)	Except as set out in Schedule 2.2(21), no Employee is on long-term disability leave, receiving benefits pursuant to the Workplace Safety and Insurance Act, 1997 (Ontario) or otherwise an inactive Employee. The Corporation has not paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable to Employees in the ordinary course of business in accordance with current compensation levels and practices) as a result of the transactions contemplated by this Agreement.

(c)	All current assessments under the Workplace Safety and Insurance Act, 1997 (Ontario) that relate to the Corporation have been paid or accrued, and the Corporation has not been subject to any specialty or penalty assessment under such legislation which has not been paid.

(d)	There are no outstanding inspection orders made under the Occupational Health and Safety Act (Ontario) relating to the Corporation or the Business. The Corporation is operating in compliance with all occupational health and safety Laws, including the Workplace Hazardous Materials Information System (WHMIS).

(22)        Employee Benefits. Except as listed in Schedule 2.2(22), the Corporation has no obligation to make any material severance or termination payment to any Employee in excess of any amount payable under Applicable Law. Each material employee benefit, health, welfare, medical, dental, pension, retirement, profit sharing, current or deferred compensation, equity or phantom stock compensation, savings, severance or termination payment, life insurance or disability plan, program, agreement and arrangement (whether written or oral) and all other similar plans, programs, agreements and arrangements which are sponsored, maintained or contributed to by the Corporation for the Employees or former Employees or under which the Corporation has any actual or potential liability or obligations, other than plans established pursuant to statute, are listed on Schedule 2.2(22) (the “Employee Plans”). The Vendor has provided the Purchaser with true, up-to-date and complete copies of all Employee Plans as amended as of the date hereof. Each Employee Plan has been established, administered and invested in all material respects in accordance with the terms of the Employee Plan and Applicable Law. Except as listed in Schedule 2.2(22), no Employee Plan provides post-retirement or post-employment benefits to or in respect of any Employees or former Employees or their beneficiaries. All contributions or premiums required to be made by the Corporation under each Employee Plan have been made in a timely fashion in accordance with Applicable Law, the terms of the applicable Employee Plan and any applicable collective agreement, and the Corporation does not have, and as of the Closing Date will not have, any actual or potential unfunded liabilities (other than liabilities accruing after the Closing Date) with respect to any Employee Plans. None of the Employee Plans is a “registered pension plan”, as defined in Subsection 248(1) of the ITA, that contains a “defined benefit provision”, as defined in Subsection 147.1(1) of the ITA. All liabilities of the Corporation (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with GAAP in the Financial Statements in all material respects. The Vendor has provided to the Purchaser a list of all the Employees and other Persons who are receiving remuneration for work or services provided to the Corporation who are not Employees as of the date of this Agreement and the age, position, status, length of service, location of employment, compensation and benefits of each Employee and the terms on which each other Person who is providing work or services to the Corporation is engaged.

(23)        Transactions with Affiliates. The Corporation is not liable in respect of advances, loans, guarantees, liabilities or other obligations to or on behalf of any shareholder, officer, director, Employee or Affiliate of the Corporation or any associates or relatives of any of the foregoing, or any other Person with whom the Corporation does not deal at arm’s length, other than in respect of salary, annual employment bonus, benefits, director's fees or the SAR Plan. There are no intercompany services provided to the Corporation by the Vendor or by any Affiliate of the Vendor. No officer or director of the Corporation owns any interest in any competitor or supplier of the Corporation. There are no agreements, written or oral, among any of the Vendor, the Corporation or any of their respective Affiliates, on the one hand, and Gordon Canning or Dan Skelton, on the other hand, with respect to any matter relating to this Agreement and the transactions contemplated hereunder.

(24)        Insurance. Schedule 2.2(24) contains a description of each material insurance policy maintained by the Corporation. Each of such insurance policies is valid and subsisting and in good standing, there is no default thereunder and the Corporation is entitled to all rights and benefits thereunder. There are no claims pending under such policies.

(25)        Customers and Suppliers. Schedule 2.2(25) lists the 10 largest customers of and the 10 largest suppliers to the Corporation (based on sales revenue or payments made, as the case may be) for the fiscal years ending June 30, 2012, 2013 and 2014, and the aggregate amount which each customer was invoiced and each supplier was paid during such period. As of the date of this Agreement, except as disclosed in Schedule 2.2(25), the Vendor has not (i) received any written notice from any supplier that such supplier is going to stop, or materially decrease the rate of supplying, materials, products or services to the Corporation, or (ii) received any written notice from any customer that such customer is going to stop, or materially decrease the rate of, purchasing products or services from the Corporation. Except as disclosed in Schedule 2.2(25), there are no material unresolved disputes between the Corporation and any of its 10 largest customers and suppliers.

(26)        Tax Matters. Except as specified in Schedule 2.2(26):

(a)	The Vendor is not a non-resident of Canada for purposes of the ITA.

(b)	The Corporation has prepared and filed when due with each relevant Governmental Authority all Tax Returns required to be filed by or on behalf of the Corporation in respect of any Taxes. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such Tax Returns is in effect. The Corporation has paid in full and when due all Taxes required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments. No Governmental Authority has asserted that the Corporation is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.

(c)	The provision for Taxes in the Working Capital / CAPEX Adjustment will constitute an adequate provision for the payment of all Taxes in respect of all Pre-July Tax Periods.

(d)	No assessments or reassessments of the Taxes of the Corporation are currently the subject of an objection or appeal, no audit by any Governmental Authority of the Corporation is currently ongoing and there are no outstanding issues in respect of Taxes which have been raised and communicated to the Corporation by any Governmental Authority. None of the Vendor or the Corporation has received any indication from any Governmental Authority that an audit, assessment or reassessment of the Corporation is proposed in respect of any Taxes, regardless of its merits. The Corporation has not executed or filed with any Governmental Authority any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(e)	The Corporation has withheld from each payment made to any Person, including any of its present or former Employees, officers and directors, and all Persons who are or are deemed to be non-residents of Canada for purposes of the ITA, all amounts required by Applicable Law to be withheld, and has remitted such withheld amounts on account of Taxes within the prescribed periods to the appropriate Governmental Authority. The Corporation has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable or required to be withheld and remitted by it in respect of the Employees to the appropriate Governmental Authority within the time required under Applicable Law. The Corporation has charged, collected and remitted on a timely basis all Taxes as required under Applicable Law on any sale, supply or delivery whatsoever, made by it.

(f)	The Corporation has maintained and continues to maintain at its place of business in Canada all records and books of account that it is required to maintain under the ITA, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes.

(g)	The Corporation has not participated in a transaction or series of transactions contemplated in Subsection 247(2) of the ITA or any comparable Law of any province or territory in Canada.

(h)	The Corporation is not a party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).

(i)	Other than as disclosed in Schedule 2.2(26), the Corporation will not be required to include in a tax period ending after the Closing Time any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period.

(j)	There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to the Corporation of Sections 79, 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(k)	The Corporation has not incurred any deductible outlay or expense owing to a Person not dealing at arm's length (for purposes of the ITA) with the Corporation, the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in the Corporation's income for Canadian income tax purposes, for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(l)	The Corporation is not liable for the Taxes of any other Person under subsection 160(1) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(m)	The Corporation is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and the registration number is 10055 2652 RC 0001. All input tax credits claimed by the Corporation pursuant to the Excise Tax Act (Canada) have been proper, correctly calculated and documented.

(27)        No Material Adverse Change. Since the date of the Financial Statements, there has been no Material Adverse Change.

(28)        Absence of Certain Changes or Events. Except as disclosed in Schedule 2.2(28), since the date of the most recent Financial Statements, the Corporation has carried on the Business in the ordinary course and, in particular, but without limitation, has not:

(a)	amended its articles or by-laws or similar document adopted or filed in connection with the creation, formation or organization of the Corporation;

(b)	except as contemplated by the terms of this Agreement or the Shareholders' Agreement, directly or indirectly declared, set aside for payment or paid any dividend or made any other payment or distribution on or in respect of any of its Shares;

(c)	redeemed, purchased, retired or otherwise acquired, directly or indirectly, any of its Shares;

(d)	issued or sold any shares or other securities or issued, sold or granted any option, warrant or right to purchase any of its shares or other securities or issued any security convertible into its shares, granted any registration rights or otherwise made any change to its authorized or issued share capital;

(e)	disposed of or revalued any of the assets reflected on the balance sheet forming part of the most recent Financial Statements, except sales of inventory in the ordinary course of business;

(f)	changed any accounting principles, policies, practices or methods;

(g)	incurred or assumed any liabilities or obligations, except unsecured current liabilities incurred in the ordinary course of business and any long-term debt related to the Note Receivable;

(h)	granted a security interest in or otherwise created a lien on any of its property or assets except: (i) in the ordinary course of business, (ii) in connection with the Conference Centre Project, (iii) in connection with liabilities that are reflected in the Financial Statements or (iv) in connection with costs that are to be factored into the Estimated Closing Amount Payable;

(i)	entered into any contract or any other transaction that was not in the ordinary course of business;

(j)	terminated, cancelled, modified or amended in any material respect or received notice or a request for termination, cancellation, modification or amendment of any Material Contract to which it is a party or taken or failed to take any action which failure would entitle any party to a Material Contract with the Corporation to terminate, modify, cancel or amend it;

(k)	cancelled or waived any debt, claim or other right with a value to the Corporation in excess of $10,000;

(l)	purchased or otherwise acquired any interest in any securities of any other Person;

(m)	made or rescinded any material election relating to Taxes, unless required to do so by Applicable Law;

(n)	settled or compromised any material Tax liability of the Corporation;

(o)	paid, discharged, canceled, redeemed, repaid, compromised or satisfied any material claim, liabilities, debts or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business, or failed to pay or otherwise satisfy (except if being contested in good faith) any material accounts payable, liabilities, debts or obligations when due and payable;

(p)	initiated, compromised or settled (i) any material judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Authority, or (ii) any material claim under any insurance policy for the benefit of the Corporation;

(q)	made any capital expenditure or authorized any capital expenditure or made any commitment for the purchase, construction or improvement of any capital assets except Qualifying Capital Expenditures; and

(r)	authorized or agreed or otherwise become committed to do any of the foregoing.

(29)        Canadian Anti-Spam Legislation.

(a)	A copy of the Corporation's policy (the “CASL Policy”) governing the sending of CEMs is attached as Schedule 2.2(29).

(b)	A copy of the Corporation's contact database has been made available to the Purchaser.

(c)	A copy of the Corporation's standard form of CEM, which was adopted on July 1, 2014, is included in Schedule 2.2(29).

(d)	Since July 1, 2014, the Corporation has been in compliance with the terms of the CASL Policy in all material respects.

(30)        Lifetime Discounts and Passes and Gift Certificates.

(a)	Set forth in Schedule 2.2(30) is a true, accurate and complete list of all Lifetime Discounts and Passes that are currently in full force and effect.

(b)	A true, accurate and complete list of each gift certificate that has been issued with respect to the Business has been provided to the Purchaser, which list is current to within two Business Days prior to the date of this Agreement. Such list accurately sets forth, for each gift certificate that has been issued with respect to the Business, (a) the dollar amount of the original face value of such gift certificate, (b) the dollar amount of the value of such gift certificate that has not yet been redeemed and remains outstanding as of June 30, 2014, (c) the material terms of such gift certificate (including, without limitation, the expiration date of such gift certificate), and (d) any serial number or other information necessary to validate any gift certificate. There have been no material changes to such list since the date specified thereon.

(31)        Compliance with Anti-Corruption Laws. None of the Corporation, or any of its Representatives or joint venture partners, have made, in carrying out the Business, any offer, payment, promise to pay or authorization to pay, anything of value, directly or indirectly, to or for the use or benefit of a Public Official to influence or secure any act or omission by such Public Official, or that would otherwise be in violation of the Corruption of Foreign Public Officials Act (Canada) or any other Applicable Law.

(32)        Privacy Laws. The Corporation is in material compliance with all Privacy Laws in connection with the collection, use and disclosure of Personal Information by the Corporation.

(33)        Capital Expenditures. Schedule 2.2(33) sets forth all capital expenditures, other than Qualifying Capital Expenditures, made, and committed to be made, since July 1, 2014.

(34)        Computer Systems.

(a)	The Computer Systems adequately meet the current data processing needs of the Business in all material respects.

(b)	Schedule 2.2(34) outlines all of the material Software which is used in the Business. The Corporation has current, unexpired agreements governing the authorized usage of all Software material to the Business and is in compliance with such agreements in all material respects. All such Software is still supported by the vendors of such Software.

(35)        Payment Card Compliance. The Corporation has complied in all material respects with all applicable industry standards concerning privacy, data protection, confidentiality or information security, including without limitation, all rules, regulations, standards or guidelines adopted or required by the Payment Card Industry Security Standards Council, including without limitation, the Payment Card Industry Data Security Standard requirements, and other similar standards, in each case as they may be amended from time to time. Notwithstanding the foregoing, no representation or warranty is made as to the compliance of the operations of, or the information or other systems used by, The Westin Trillium House, Blue Mountain.

2.3          Representations and Warranties of the Purchaser. As a material inducement to the Vendor entering into this Agreement and completing the transactions contemplated by this Agreement and acknowledging that the Vendor is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 2.3, the Purchaser represents and warrants to the Vendor as follows:

(1)          Incorporation and Corporate Power. The Purchaser is a corporation incorporated, organized and subsisting under the Laws of Canada. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

(2)          Authorization and Enforceability. The execution and delivery of this Agreement and all other agreements and instruments to be executed and delivered hereunder have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)          Consents and Approvals. There is no requirement for the Purchaser to make any filing with or give any notice to any Governmental Authority or to obtain any permit, as a condition to the lawful completion of the transactions contemplated by this Agreement.

(4)          ICA. The Purchaser is a non-Canadian WTO-investor within the meaning of the ICA.

(5)          Shareholders' Agreement. The Purchaser (a wholly-owned subsidiary of Intrawest ULC) is and has at all times been in compliance with the terms of the Shareholders’ Agreement.

2.4          Commissions. Other than as set out in Schedule 2.4, each Party represents and warrants to the other Party that such other Party will not be liable for any brokerage commission, finder’s fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, that Party.

2.5          Deemed Disclosure. Any item, information or facts disclosed in one Schedule shall be deemed to be disclosed in all other Schedules if the relevance of such disclosure to such other Schedules is readily apparent on its face or such disclosure is specifically identified by cross reference or otherwise in such Schedules.

Article 3
CLOSING ARRANGEMENTS

3.1          Closing. The Closing shall take place at 10:00 a.m. (Toronto time) on the Closing Date at the offices of the Purchaser’s Counsel in Toronto, Ontario, or at such other time on the Closing Date or such other place as may be agreed orally or in writing by the Vendor and the Purchaser.

3.2          Purchaser’s Conditions. The Purchaser shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 3.2 has been satisfied, it being understood that the such conditions are included for the exclusive benefit of the Purchaser. The Vendor shall act in good faith and use reasonable commercial efforts (without the expenditure of money other than its own legal fees and disbursements) to ensure that the conditions listed below in this Section 3.2 are fulfilled at or before the Closing Time, to the extent within its reasonable control.

(1)          Representations and Warranties. The representations and warranties of the Vendor in Sections 2.1 and 2.2 shall be true and correct in all material respects, other than those representations and warranties qualified by materiality which shall be true and correct, at the Closing. Should the Pre-Closing Continuations have occurred prior to Closing, the representations and warranties of the Vendor in Section 2.2(1) and 2.2(2) shall be deemed to be amended to reflect the appropriate jurisdiction of organization.

(2)          Vendor’s Compliance. The Vendor shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time.

(3)          Vendor’s Deliverables. On or before Closing, the Vendor shall deliver or cause to be delivered the following:

(a)	certificates representing the Purchased Shares accompanied by share transfer powers duly executed in blank or duly executed instruments of transfer, and all such other assurances consents and other documents as the Purchaser may reasonably request to effectively transfer to Purchaser title to the Purchased Shares free and clear of all Encumbrances;

(b)	original share registers, share transfer ledgers, minute books and corporate seals (if any) of the Corporation and each Subsidiary;

(c)	all other Books and Records;

(d)	a certified copy of the special resolution of the shareholders of the Vendor consenting to the transfer of the Purchased Shares from the Vendor to the Purchaser as contemplated by this Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Vendor and/or the Corporation;

(e)	releases by the Vendor as a shareholder of the Corporation, in form satisfactory to the Vendor and the Corporation, acting reasonably;

(f)	a certificate of status or its equivalent under the Laws of the jurisdiction of its organization in respect of each of the Corporation and the Vendor;

(g)	in respect of each Subsidiary, a certificate of status or its equivalent under the Laws of the jurisdiction of its organization and each jurisdiction in which the Subsidiary is qualified to do business;

(h)	a certificate of the Vendor (certified by Gordon Canning, without personal liability) certifying that the Vendor’s representations and warranties set out in Sections 2.1 and 2.2 are true and correct as of the date of this Agreement and as if such representations and warranties had been as of the Closing Date (and not as of the date hereof), except that the Vendor shall be entitled to amend such representations and warranties as necessary to fully and accurately set out the status, as of the Closing Time, of the matters that are the subject of such representations and warranties, but only with respect to matters that occur after the date of this Agreement;

(i)	a certificate of the Corporation (certified by Dan Skelton, without personal liability) certifying that the Vendor’s representations and warranties relating to the Corporation set out in Section 2.2 are true and correct as of the date of this Agreement and as if such representations and warranties had been as of the Closing Date (and not as of the date hereof), except that the Corporation shall be entitled to amend such representations and warranties as necessary to fully and accurately set out the status, as of the Closing Time, of the matters that are the subject of such representations and warranties, but only with respect to matters that occur after the date of this Agreement;

(j)	voluntary resignations from the Corporation and each Subsidiary from the officers and directors listed in Schedule 3.2(3)(j), together with an enforceable release in favor of the Corporation which release shall be limited to any Claims with respect to such Persons’ compensation, benefits or continuing right to employment;

(k)	releases of all Encumbrances, if any, against the Purchased Shares in form and substance reasonably satisfactory to the Purchaser;

(l)	a termination agreement terminating the Shareholders' Agreement, including a mutual release of the parties thereto, in form and substance satisfactory to the Parties, acting reasonably; and

(m)	any other documents reasonably required by the Purchaser to complete the transactions contemplated by this Agreement.

(4)          Deemed Delivery of Records. The items listed in Sections 3.2(3)(b) and 3.2(3)(c) shall be deemed to have been delivered to the Purchaser if such items are located either at the head office of the Corporation or at the office of its legal counsel at the Closing Time.

(5)          No Law. No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(6)          No Proceedings. There shall be no injunction or restraining order issued by any Governmental Authority prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement, nor shall there be any pending or Threatened claim or proceeding against either Party by a Governmental Authority for the purpose of permanently or temporarily prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement.

(7)          No Material Adverse Change. Since the date of this Agreement, there shall not have occurred a Material Adverse Change.

(8)          Purchaser Financing Transaction. The Purchaser Financing Transaction shall have been consummated on terms acceptable to the Purchaser, acting reasonably.

(9)          Pre-Closing Continuations. Should the Parties obtain the necessary consents from the Ontario Ministry of Revenue (via the Canada Revenue Agency), the Pre-Closing Continuations shall have occurred.

(10)        Encroachment Permit. The Purchaser shall have obtained evidence reasonably acceptable to the Purchaser that, on application, a replacement encroachment permit from the Ontario Ministry of Transportation respecting the portion of the water line under Highway No. 26 will be issued in the ordinary course.2

(11)        Title Insurance. The Purchaser shall have obtained title insurance in respect of the Real Property on terms acceptable to the Purchaser, acting reasonably.

3.3          Condition Not Fulfilled. If any condition in Section 3.2 has not been fulfilled at or before the Closing Time or if any such condition is, or becomes, impossible to satisfy prior to the Closing Time, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at Law or in equity, either:

(a)	terminate this Agreement by notice to the Vendor, as provided in Section 3.6; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

3.4          Vendor’s Conditions. The Vendor shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 3.4 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of the Vendor. The Purchaser shall take all such actions, steps and proceedings as are reasonably within the Purchaser’s control as may be necessary to ensure that the conditions listed below in this Section 3.4 are fulfilled at or before the Closing Time.

2 Blue to confirm whether any fees for prior years are outstanding.

(1)          Representations and Warranties. The representations and warranties of the Purchaser in Section 2.3 shall be true and correct in all material respects at the Closing. Should the Pre-Closing Continuations have occurred prior to Closing, the representations and warranties of the Purchaser in Section 2.3(1) shall be deemed to be amended to reflect the appropriate jurisdiction of organization.

(2)          Purchaser’s Compliance. The Purchaser shall have performed and complied with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time, including payment of the amount referred to in Section 1.4.

(3)          Purchaser’s Deliverables. On or before Closing, the Purchaser shall deliver or cause to be delivered the following:

(a)	the Purchase Price;

(b)	receipts for the certificates representing the Purchased Shares;

(c)	a certified copy of the resolution of the board of directors of the Purchaser consenting to the purchase and acquisition of the Purchased Shares from the Vendor by the Purchaser as contemplated by this Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Purchaser;

(d)	a certificate of status or its equivalent under the Laws of the jurisdiction of its organization;

(e)	a certificate of incumbency in form customary for transactions of this nature;

(f)	an officer’s certificate of the Purchaser in respect of its representations and warranties set out in Section 2.3 and in respect of its covenants and other obligations set out in this Agreement;

(g)	releases by the Corporation in favour of any director or officer of the Corporation that is voluntarily resigning at Closing;

(h)	release by the Corporation in favour of the Vendor, in its capacity as a shareholder of the Corporation;

(i)	a termination agreement terminating the Shareholders' Agreement, including a mutual release of the parties thereto, in form and substance satisfactory to the Parties, acting reasonably; and

(j)	any other documents reasonably required by the Vendor to complete the transactions contemplated by this Agreement.

(4)          No Law. No Governmental Authority shall have enacted, issued or promulgated any Law which has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

(5)          No Proceedings. There shall be no injunction or restraining order issued by any Governmental Authority prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement, nor shall there be any pending or Threatened claim or proceeding against either Party by a Governmental Authority for the purpose of permanently or temporarily prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement.

3.5          Condition Not Fulfilled. If any condition in Section 3.4 has not been fulfilled at or before the Closing Time or if any such condition is, or becomes, impossible to satisfy prior to the Closing Time, other than as a result of the failure of the Vendor to comply with its obligations under this Agreement, then the Vendor in its sole discretion may, without limiting any rights or remedies available to the Vendor at Law or in equity, either:

(a)	terminate this Agreement by notice to the Purchaser as provided in Section 3.6; or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

3.6          Termination. This Agreement may be terminated on or prior to the Closing Date:

(a)	by the mutual written agreement of the Vendor and the Purchaser;

(b)	by either Party should the Closing not occur, for any reason other than as a result of a material breach of this Agreement by one of the Parties, on or before November 30, 2014;

(c)	by written notice from the Purchaser to the Vendor as permitted in Section 3.3 or 5.3; or

(d)	by written notice from the Vendor to the Purchaser as permitted in Section 3.5.

3.7          Effect of Termination. If this Agreement is terminated:

(a)	by the Vendor or by the Purchaser under Section 3.6, subject to Section 3.7(b), all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 5.2, 6.6 and 6.7, which shall survive such termination; or

(b)	by a Party under Section 3.6(c) or 3.6(d) and the right to terminate arose because of a breach of this Agreement by the other Party (including a breach by the other Party resulting in a condition in favour of the terminating Party failing to be satisfied), then, the other Party shall remain fully liable for any and all Damages sustained or incurred by the terminating Party directly or indirectly as a result thereof.

Article 4
SURVIVAL AND INDEMNIFICATION

4.1          Survival. All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 3, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Shares and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the Purchase Price for the Purchased Shares.

4.2          Indemnity by the Vendor. If Closing occurs, the Vendor shall indemnify the Purchaser's Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to Section 3.2(3) of this Agreement;

(b)	any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to Section 3.2(3) of this Agreement;

(c)	any Taxes required to be paid by the Corporation (and any successor thereto) relating or attributable to any Pre-July Tax Period, except to the extent such Taxes were specifically taken into account in the Working Capital / CAPEX Adjustment or for which the Vendor is required to indemnify the Purchaser pursuant to Section 4.2(a). In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately prior to July 1, 2014 shall be:

                                      (i)          in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period prior to July 1, 2014 and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

                                     (ii)          in the case of Taxes not described in (i) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined as if such tax period ended immediately prior to July 1, 2014.

During the Interim Period, the Purchaser shall notify the Vendor if it or its Affiliates has or obtains knowledge that any representation or warranty of the Vendor contained in this Agreement or that is to be contained in the certificate to be delivered pursuant to Sections 3.2(3)(h) and 3.2(3)(i) is or will be untrue or inaccurate in any material respect. Notwithstanding anything herein to the contrary, the Purchaser shall not be entitled to claim any Damages with respect to a breach of a representation or warranty pursuant to paragraph (a) or (b) above if, as at the Closing Time, the Purchaser knew such representation or warranty was untrue or inaccurate (including as a result of any amendments of the representations and warranties reflected in the certificate of the Vendor delivered pursuant to Sections 3.2(3)(h) and 3.2(3)(i)).

4.3          Indemnity by the Purchaser. If Closing occurs, the Purchaser shall indemnify the Vendor's Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to Section 3.4(3) this Agreement; and

(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to Section 3.4(3) this Agreement.

4.4          Claim Notice. If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 4, the Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)	the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Claim Notice in time to contest effectively the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Damages incurred by the Indemnifying Party resulting from the Indemnified Party's failure to give such notice on a timely basis. Nothing in this Section 4.4 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 4.5(1) and 4.5(2) in order to permit recovery pursuant to Section 4.2(a) or 4.3(a) as the case may be.

4.5          Time Limits for Claim Notice for Breach of Representations and Warranties.

(1)          Notice by the Purchaser. No Damages may be recovered from the Vendor pursuant to Section 4.2 unless (subject to the fraud exception below) a Claim Notice is delivered by the Purchaser on or before the date that is one year after the Closing Date; provided, however, that: (i) in the event of fraud relating to a representation and warranty of the Vendor in this Agreement; or (ii) in the event of a breach of Section 2.1(3)(i), then notwithstanding the foregoing time limitations, the Purchaser Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. In the absence of fraud or a breach of Section 2.1(3)(i), unless a Claim Notice has been given on or before the date that is one year after the Closing Date with respect to which a right of indemnification is provided pursuant to Section 4.2, the Vendor shall be released on the date that is one year after the Closing Date from all obligations to indemnify the Purchaser's Indemnified Parties in respect thereof pursuant to Section 4.2 or otherwise.

(2)          Notice by the Vendor. No Damages may be recovered from the Purchaser pursuant to Section 4.3 unless a Claim Notice is delivered by the Vendor on or before the date that is one year after Closing. Unless a Claim Notice has been given on or before the date that is one year after Closing with respect to each particular representation and warranty, the Purchaser shall be released on the date that is one year after Closing from all obligations in respect of that particular representation and warranty and from the obligation to indemnify the Vendor’s Indemnified Parties in respect thereof pursuant to Section 4.3.

4.6          Monetary Limitations.

(1)          Damages from the Vendor.

(a)	No Damages may be recovered from the Vendor pursuant to Section 4.2 unless and until the accumulated aggregate amount of Damages of the Purchaser’s Indemnified Parties arising pursuant to Section 4.2, and for which the Vendor is liable taking into account paragraph (c) below, exceeds $300,000 (“Deductible”), in which event the accumulated aggregate amount of all such Damages may be recovered, less the Deductible.

(b)	The Deductible shall have no application to any claim to recover Damages based on any incorrectness in or breach of: (i) any representation or warranty of the Vendor in this Agreement resulting from fraud by the Vendor; or (ii) Section 2.1(3)(i).

(c)	The Vendor shall only be liable for 50% of the Damages relating to a breach of the Additional Representations in respect of which a right of indemnification is provided under this Article 4 or relating to any Taxes to be paid in respect of which a right of indemnification is provided under section 4.2(c).

(2)          Damages from the Purchaser. No Damages may be recovered from the Purchaser pursuant to Section 4.3 unless and until the accumulated aggregate amount of Damages of the Vendor’s Indemnified Parties arising pursuant to Section 4.3 exceeds the Deductible, in which event the accumulated aggregate amount of all such Damages may be recovered, less the Deductible. The Deductible shall have no application to any claim to recover Damages based on any incorrectness in or breach of any representation or warranty of the Purchaser in this Agreement resulting from fraud by the Purchaser.

(3)          Thresholds and Limits. Notwithstanding anything to the contrary in this Agreement, in the absence of: (a) fraud; or (b) a breach of Section 2.1(3)(i), in no event shall the liability of either the Vendor or the Purchaser after the Closing exceed a maximum aggregate amount equal to $1,500,000 (the “Indemnity Limit”); provided, however, that the Indemnity Limit shall not apply to the Purchaser's covenants in Sections 5.1(1)(h) and 5.1(1)(j).

4.7          Limitation Periods.

(1)          Limitation Periods for Representations and Warranties. Notwithstanding the provisions of the Limitations Act, 2002 (Ontario) or any other statute, an Indemnified Party may commence a proceeding in respect of Damages arising from any incorrectness in or breach of any representation and warranty of the Indemnifying Party as referred to in a Claim Notice delivered within the time periods stipulated in Section 4.5 at any time on or before the later of:

(a)	the second anniversary of the date such Claim Notice was delivered pursuant to Section 4.5; and

(b)	the expiry of the limitation period otherwise applicable to such claim,

and any applicable limitation period is hereby so extended to the full extent permitted by Law.

(2)          Limitation Periods for Covenants and Other Matters. The limitation period applicable to any proceeding relating to a claim referred to in a Claim Notice in respect of any matter in Sections 4.2(b) to 4.2(c) and 4.3(b) shall be solely as prescribed in Sections 15-17 of the Limitations Act, 2002 (Ontario) and any other limitation period in respect of such claim (including that provided for in Section 4 of the Limitations Act, 2002 (Ontario)) is extended accordingly.

4.8          Calculation of Damages. For greater certainty, for the purpose only of calculating the amount of Damages under this Article 4, the representations and warranties of the Parties contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to Sections 3.2(3) or 3.4(3) of this Agreement shall be deemed to have been made without qualifications as to materiality where the words or phrases “material”, “immaterial”, “in all material respects” or words or phrases of similar import are used, such that the amount of Damages payable to an Indemnified Party is not subject to any deduction in respect of amounts below the level of materiality stated in the relevant representation and warranty. To the extent a Purchaser Indemnified Party is subject to Taxes, such indemnification payments shall be grossed up so that the amount of payment after Taxes is not less than the Damages in respect of which the payment is made.

4.9          Agency for Non-Parties. Notwithstanding Section 6.19 but subject to Section 4.12, each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

4.10       Direct Claims. In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 4, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60 day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

4.11       Third Party Claims.

(1)          Rights of the Indemnified Party and the Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim,

(a)	the Indemnified Party shall have the right to control the negotiation, settlement or defence of the Third Party Claim; and

(b)	the Indemnifying Party shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Third Party Claim, except as otherwise provided herein or in Section 4.11(2);

provided, however, that if the Indemnified Party fails to assume control of the defence of any Third Party Claim, the Indemnifying Party shall have the exclusive right to contest, settle or pay the amount claimed. Subject to Section 4.11(2), the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

(2)          Joint Control for Certain Tax Claims. The Vendor and the Purchaser’s Indemnified Party shall jointly control and participate in the negotiation, settlement and defence of any Third Party Claim relating to Taxes for any Straddle Period. Neither the Vendor nor the Purchaser’s Indemnified Party shall settle any such Third Party Claim without the written consent of the other, which consent shall not be unreasonably withheld or delayed.

(3)          Commercially Necessary Payments Prior to Settlement. If any Third Party Claim is of a nature such that it is necessary in the reasonable view of the Indemnified Party acting in a manner consistent with reasonable commercial practices, in respect of (A) a Third Party Claim by a customer relating to products or services supplied by the Business or (B) a Third Party Claim relating to any contract which is necessary to the ongoing operations of the Business or any material part thereof in order to avoid material damage to the relationship between the Indemnified Party and any of its major customers or to preserve the rights of the Indemnified Party under such an essential contract, to make a payment to any Person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related Legal Proceedings, as the case may be, then the Indemnified Party may make such payment and the Indemnifying Party shall, promptly after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, promptly after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(4)          Compulsory Payments Prior to Settlement.

(a)	In the case of a Claim Notice concerning an amount of Damages (i) required to be paid by an Indemnified Party under Applicable Law or any Order, or (ii) in respect of which any amount is garnished by a Governmental Authority (each such amount a “Preliminary Compulsory Payment Amount”), the Indemnifying Party shall, within 10 days of receipt of the Claim Notice, subject to the Deductible and the Indemnity Limit, pay the Indemnified Party an amount equal to the Preliminary Compulsory Payment Amount.

(b)	Upon the occurrence of a Final Compulsory Payment Indemnification Event (if any), (i) if the aggregate of all Preliminary Compulsory Payment Amounts is less than the amount so determined under the Final Determination to be the amount owing (the “Final Compulsory Payment Amount”), the Indemnifying Party shall, within 10 days of the time that the Indemnified Party notifies the Indemnifying Party of the occurrence of the Final Compulsory Payment Indemnification Event, subject to the Deductible and the Indemnity Limit, pay to the Indemnified Party an amount equal to the difference between the aggregate for all Preliminary Compulsory Payment Amounts and the Final Compulsory Payment Amount, and (ii) if the aggregate of all Preliminary Compulsory Payment Amounts exceeds the Final Compulsory Payment Amount, the Indemnified Party shall within 10 days of the receipt of any related refund or credit, pay to the Indemnifying Party the amount of such refund or credit (including any interest paid or credited with respect thereto but net of any Taxes payable by the Indemnified Party in respect of such refund, credit or interest).

4.12       Exclusive Remedy. Except for instances in which a Purchaser Indemnified Party or Vendor Indemnified Party suffers any Damages as a result of fraud or wilful misconduct of the other Party, the indemnification rights of the Parties set forth in this Article 4 are the sole and exclusive remedies of the Parties with respect to this Agreement, the agreements, certificates and instruments executed and delivered pursuant to this Agreement and the transactions contemplated hereby, whether arising in contract, tort or otherwise and whether asserted against the Purchaser or the Vendor. Except for instances caused by the fraud or wilful misconduct of the other Party, to the extent that any Purchaser Indemnified Party or Vendor Indemnified Party suffers any Damages for which they may assert any right to indemnification, contribution or recovery from the Vendor other than under this Article 4 (whether under this Agreement or any other document, agreement, certificate or instrument delivered in connection herewith), the Purchaser or the Vendor, as the case may be, hereby (a) waives, releases and agrees not to assert such right, and (b) agrees to cause each of the Purchaser Indemnified Parties or the Vendor Indemnified Parties, as the case may be, to waive, release and agree not to assert such right.

4.13       Interest on Damages. The amount of any Damages which is subject to indemnification hereunder shall bear interest from and including the date the Indemnified Party was notified of the claim for Damages at the Prime Rate calculated from and including such date to but excluding the date reimbursement of such Damages by the Indemnifying Party is made, compounded monthly, and the amount of such interest shall be deemed to be part of such Damages.

Article 5
COVENANTS

5.1          Investigation. During the Interim Period:

(1)          Access. Subject to the following limitations, the Vendor and the Purchaser shall cause the Corporation to give the Purchaser and its Representatives such access as is reasonably necessary to better familiarize the Purchaser with the Business during normal business hours to the Business and the property and assets of the Corporation and the Subsidiaries, including the Books and Records and the contracts relating to the Business, to conduct such investigations, inspections, surveys or tests thereof and of the financial and legal condition of the Corporation, the Subsidiaries and their respective predecessor corporations as the Purchaser deems necessary or desirable to familiarize itself with such properties, assets and other matters:

(a)	the Purchaser shall deliver to the Vendor reasonable advance written notice (which may be in the form of an email) of any required access and the Vendor will use commercially reasonable efforts to make appropriate representatives of the Corporation available during regular business hours to facilitate any such inspection;

(b)	the Purchaser shall not communicate with any employees, consultants, suppliers, financing sources or customers of the Corporation without prior consent of the Vendor (which shall not be unreasonably withheld or delayed) and, if the Vendor so requires, the Vendor shall be entitled to have a representative present or included in any such communication;

(c)	all investigations, inspections, surveys or tests conducted by or on behalf of the Purchaser shall be at its sole risk and expense;

(d)	no intrusive or destructive inspections or testing of any property shall be conducted without the prior written approval of the Vendor, in its sole discretion, and if any such inspections or testing have been approved by the Vendor, they shall only be conducted in accordance with a scope of work that has been approved by the Vendor in writing and, if the Vendor so requires, in the company of a representative of the Vendor;

(e)	the Purchaser shall provide copies of all reports and data received with respect to the third party inspections and tests of the property;

(f)	the Purchaser's access to the property owned by the Corporation shall be subject to tenants' rights pursuant to their leases and, in carrying out any inspections and testing, the Purchaser and its representatives, agents and consultants shall minimize any interference with or disruption to the normal operation of the Business;

(g)	the Purchaser shall keep the property free and clear of all construction or other liens arising out of inspections or tests conducted by it or on its behalf;

(h)	the Purchaser shall immediately and without delay fully repair and restore, at its sole cost and expense, in a good and workmanlike manner, any damage to property caused by the Purchaser's inspections or tests;

(i)	prior to entry onto a property, the Purchaser or its applicable representative, agent or consultant shall have in effect a policy of general liability insurance coverage in accordance with the normal commercial practices in the jurisdiction in which the property is located and, at the Vendor's request, shall deliver evidence of such insurance coverage (and add the Corporation or the applicable Subsidiary as an additional insured) prior to entry onto any such property;

(j)	the Purchaser shall defend, indemnify and hold harmless the Vendor and the Corporation and their respective officers, directors, shareholders, managers, affiliates, employees, representatives, invitees, agents, contractors and tenants harmless from and against all costs of repairing any damage caused by such inspections or tests and all losses, claims, injuries and liens (including legal fees and court costs) which are suffered, incurred or sustained by any such Persons and which directly result from or arise out of any inspections or tests of any property by the Purchaser or its representatives, agents or consultants. This indemnity shall survive Closing and the termination of this Agreement.

(2)          Only Conditions to Closing. For greater certainty, notwithstanding Section 5.1, the Purchaser's only conditions to Closing are those set out in Section 3.2.

5.2          Confidentiality.

(1)          Information To Be Confidential. Each Recipient shall treat confidentially and not disclose, and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of the Discloser.

(2)          Use Of Confidential Information. A Recipient may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the transactions contemplated by this Agreement or in furtherance of the Purchaser's due diligence relating to the Corporation. No Recipient shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the applicable Discloser.

(3)          Return or Destruction. Following the termination of this Agreement in accordance with the provisions of this Agreement, each Recipient shall (and shall cause each of its Representatives to) (a) return promptly to the Discloser all physical copies of the Confidential Information of the Discloser, excluding Notes, then in such Recipient’s possession or in the possession of its Representatives, (b) destroy all (i) electronic copies of such Confidential Information, and (ii) Notes (including electronic copies thereof) prepared by such Recipient or any of its Representatives, in a manner that ensures the same may not be retrieved or undeleted by such Recipient or any of its Representatives, and (c) deliver to the Discloser a certificate executed by one of the Recipient’s duly authorized senior officers indicating that the requirements of this Section 5.2(3) have been satisfied in full.

5.3          Risk of Loss. If before the Closing all or any substantial portion of the property or assets of the Corporation are lost, damaged or destroyed or are expropriated or seized by any Governmental Authority or any other Person in accordance with Applicable Law or if notice of any such expropriation or seizure shall have been given in accordance with Applicable Law, the Purchaser, in its sole discretion, shall have the option, exercisable by notice to the Vendor given prior to the Closing Time, to terminate this Agreement, as provided in Section 3.6.

5.4          Action During Interim Period.

(1)          Operate in Ordinary Course. During the Interim Period, the Vendor and the Purchaser shall cause the Corporation and the Subsidiaries to operate the Business in the ordinary course.

(2)          Shareholders’ Agreement. During the Interim Period, the Vendor shall, and the Purchaser shall cause its Affiliate to, act in compliance with the terms of the Shareholders’ Agreement.

(3)          Preparation for Upcoming Ski Season. During the Interim Period, the Vendor and the Purchaser shall cause the Corporation to take all actions which are reasonable and necessary, consistent with past practices, to wind down the Business from the 2014 summer season and prepare the Business for the 2014-2015 ski season.

(4)          Negative Covenants. Except as disclosed in any other Schedule or as approved by the board of directors of the Corporation on or prior to the date of this Agreement or is approved by the Purchaser, during the Interim Period the Vendor and the Purchaser shall not cause the Corporation to do any of the following without the prior written consent of the Parties:

(a)	operation of the Business in any manner inconsistent with the ordinary course of business and past practice;

(b)	capital expenditures (or a commitment to make capital expenditures), other than capital expenditures that are Qualifying Capital Expenditures;

(c)	any transaction, gift, contract or arrangement with a shareholder of the Vendor or a family member of any such person or other non-arm's length party;

(d)	changes to compensation arrangements, including, without limitation, adoption, amendment or termination of any employee benefit plan or material increase in the benefits provided under any employee benefit plan, or payment of any vacation pay, sick pay, bonus, severance, incentive, disability, profit sharing or other payments, in each case except in the ordinary course of business consistent with past practice, or as required by contracts in existence as of July 1, 2014 or pursuant to Applicable Law;

(e)	hiring or terminating employment of any employee, independent contractor or consultant that earns more than $60,000 on an annual basis;

(f)	sale or transfer of any material assets, other than inventory held for sale and sold in the ordinary course of business consistent with past practice;

(g)	issue or sell any product or service below fair market value;

(h)	issue or grant any Lifetime Discounts and Passes;

(i)	incurrence of debt for borrowed money, mortgages, pledges, guaranty obligations, capital lease or obligations, other than in the ordinary course of business;

(j)	sale, assignment, transfer, lease, license or encumbrance by the Vendor of any Intellectual Property;

(k)	execution of, material amendment to, waiver, renewal or termination of, any Material Contract;

(l)	the lapse of any permit, license or existing policy of insurance relating to the Business (or the permission of any such lapse to occur);

(m)	issue any gift certificate for less than fair market value other than gift vouchers issued in the ordinary course of business;

(n)	any action that would cause any of the representations and warranties in Section 2.1 (or, in the case of the Purchaser, Section 2.3) to become untrue on the Closing Date; or

(o)	agree or commit to do any of the foregoing.

(5)          Third Party Approaches. If a Party receives any proposal from any Person during the Interim Period for the purchase of the Purchased Shares or any other business combination transaction involving the Corporation or any Subsidiary or any request for information about the Corporation or any Subsidiary, it shall immediately notify the other Party of such proposal or request and the terms thereof. Each Party shall not, and shall ensure that its Representatives do not, during the Interim Period, solicit or pursue any such proposal or provide any information concerning the Corporation, any Subsidiary or the Business to any Person other than the other Party or its Representatives.

(6)          Notice of Certain Matters. During the Interim Period, each Party shall promptly upon becoming aware, give written notice to the other Party of: (a) the occurrence of any event that causes any representation and warranty of the Party contained in this Agreement (or that are to be contained in a certificate to be delivered pursuant to Section 3.2(3)(h), 3.2(3)(i) or 3.4(3)(c)) to be untrue or inaccurate, and (b) any failure of the Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.4(6) shall not limit or otherwise affect any remedies available to the Parties, except as set out in Section 4.2.

(7)          Books and Records. The Vendor and the Purchaser shall cause the Corporation to maintain the Books and Records in the usual and ordinary course, consistent with past practice and record all transactions on a basis consistent with that practice.

5.5          Consents. The Purchaser and the Vendor shall use commercially reasonable efforts to obtain all Consents at or prior to the Closing Time. Should the Consents not be obtained prior to Closing, the Parties shall continue to use commercially reasonable efforts to obtain such Consents.

5.6          Preparation of Tax Returns.

(1)          Stub Period Returns. The Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporation and each of the Subsidiaries for (a) any Pre-July Tax Period for which Tax Returns have not been filed as of the Closing Date and (b) for any Straddle Period for which Tax Returns are required to be prepared and filed (all Tax Returns referred to in clause (a) and (b) above collectively being referred to herein as the “Stub Period Returns”). The Vendor and the Purchaser shall co-operate fully with each other and make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of all Stub Period Returns and shall preserve such data and other information until the expiration of any applicable limitation period under any Applicable Law with respect to such Stub Period Returns. The Purchaser shall provide to the Vendor for its review a draft of each Stub Period Return no later than 30 days in the case of an income Tax Return, and 10 days in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authorities. The Vendor shall notify the Purchaser in writing within 15 days in the case of an income Tax Return, and 5 days in the case of any other Tax Return, after delivery of a Stub Period Return if it has any reasonable comments with respect to items set forth in such Stub Period Return. The Purchaser shall pay the costs of the preparation and filing of such Stub Period Returns.

(2)          Third Parties. The Vendor shall use commercially reasonable efforts to cause any third parties who were involved in the preparation or filing of Tax Returns to assist the Purchaser as it relates to any Pre-July Tax Period.

5.7          Capital Expenditures. During the Interim Period, the Vendor and the Purchaser shall cause the Corporation and the Subsidiaries to make, or commit to make, only capital expenditures which are Qualifying Capital Expenditures.

5.8          Sufficient Assets. During the Interim Period and until the occurrence of the later of: (i) the date that is one year following the Closing Date; and (ii) if applicable, the date upon which a Direct Claim is settled (the “Coverage Expiration Date”), the Vendor agrees to ensure that it maintains sufficient assets in order to deal with actual or potential Direct Claims pursuant to the terms of this Agreement, with such amount of assets having a realizable value of, at a minimum, $1,500,000. For greater certainty, the Vendor agrees that it will not dissolve or voluntarily liquidate, or take any action in furtherance of dissolving or voluntarily liquidating, prior to the Coverage Expiration Date.

5.9          Covenants of the Purchaser.

(1)          Lifetime Access.

(a)	Immediately after the Closing Date, the Purchaser shall cause the Corporation to grant the individuals listed in Schedule 5.9(1)(a) with (i) free lifetime access to the Corporation’s ski, golf and tennis facilities, and such other winter and summer attractions and facilities as may be offered by the Corporation from time to time, and (ii) such discounts as may be made available by the Corporation to its senior executives from time to time, which discounts shall relate only to the Corporation and may include, without limitation, lodging, retail purchases, restaurants, lessons and child care. For the avoidance of doubt, nothing in this Section 5.9(1)(a) shall confer upon the individuals listed in Schedule 5.9(1)(a) any entitlement relating to any other business managed by the Purchaser or its Affiliates.

(b)	Immediately after the Closing Date, the Purchaser shall cause the Corporation to grant the individuals listed in Schedule 5.9(1)(b) with free lifetime access to the Corporation’s ski, golf and tennis facilities, and such other winter and summer attractions and facilities as may be offered by the Corporation from time to time. For the avoidance of doubt, nothing in this Section 5.9(1)(a) shall confer upon the individuals listed in Schedule 5.9(1)(b) any entitlement relating to any other business managed by the Purchaser or its Affiliates.

(c)	Upon request, the Purchaser shall provide the Vendor with a list of the privileges and discounts referred to in Section 5.9(1)(a).

(d)	The access and discount rights set forth in this Section 5.9(1) shall be non-transferable by the individuals set forth in the applicable Schedule. Should any of the individuals in the applicable Schedule transfer any of such access or discount rights, such rights shall be permanently revocable by the Purchaser with respect to any such individual or his or her transferee as determined by the Purchaser in its sole discretion.

(2)          Tail Insurance. The Purchaser shall cause the Corporation to purchase “tail” coverage (including employment practices and fiduciary liability insurance) for a period of six (6) years following the Closing Date under the directors and officers liability insurance policy of the Corporation as in effect on the date hereof for acts or omissions occurring at or prior to the Closing Date.

(3)          Development Charge Recovery. When and if received, the Purchaser shall pay to the Vendor, within 10 Business Days, 3/16th of the amount of the Development Charge Recovery, provided that any such payment shall be only to the extent of amounts actually received by the Purchaser in readily available funds.

5.10       Title Insurance As of the Closing Date, the Purchaser may, at its sole expense, obtain an owner’s title insurance policy in respect of the Real Property. The Parties shall cause the Corporation to cooperate with and provide assistance to the Purchaser, at no cost to the Vendor, in obtaining such title insurance policy including, without limitation, by providing a certificate of an officer of the Corporation (without personal liability) as may be reasonably required by the title insurance company for the issuance of such insurance policy; provided, however, that such certificate shall not include any certifications not provided for in the representations and warranties set out in Sections 2.1 or 2.2.

5.11       Pre-Closing Continuations The Purchaser and the Vendor shall use commercially reasonable efforts to effect the Pre-Closing Continuations at or prior to the Closing Time. Should the Pre-Closing Continuations not be effected prior to the Closing Time, the Parties shall continue to use commercially reasonable efforts to effect the Pre-Closing Continuations. Should the Pre-Closing Continuations be completed and, for any reason, this Agreement is terminated, the Parties agree to use commercially reasonable efforts to effect the continuance of each of the Purchaser, Corporation and the Subsidiaries into the jurisdiction under which such entity was organized prior to effecting the Pre-Closing Continuations (the “Post-Termination Continuations”). All reasonable expenses relating to the Post-Termination Continuations shall be borne by the Purchaser.

5.12       Acceleration of SARs The Purchaser shall take and shall cause the Corporation to take commercially reasonable steps to cause the SARs Vesting and Payment to occur on or prior to September 30, 2014. The Purchaser shall not cause the Corporation to terminate the SAR Plan until the SARs Vesting and Payment has occurred.

5.13       Post-Closing Amalgamation The Purchaser shall use its best efforts to cause the Post-Closing Amalgamation to occur on the Closing Date.

Article 6
GENERAL

6.1          Actions on Non-Business Days. If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

6.2          Currency and Payment Obligations. Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in the lawful currency of Canada; and

(b)	any payment contemplated by this Agreement shall be made by wire transfer, certified cheque or any other method that provides immediately available funds.

6.3          Calculation of Interest. In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

6.4          Calculation of Time. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Toronto time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Toronto time on the next succeeding Business Day.

6.5          Schedules. The Schedules listed below and attached to this Agreement are incorporated herein by reference and deemed to be part of this Agreement:

Schedule 1.3 – Estimated Working Capital / CAPEX Adjustment

Schedule 2.2(7) – Financial Statements

Schedule 2.2(8) – Undisclosed liabilities

Schedule 2.2(10) – Interim Period covenants

Schedule 2.2(12) – Real Property

Schedule 2.2(13) – Personal property

Schedule 2.2(14) – Material Contracts

Schedule 2.2(16) – Intellectual Property

Schedule 2.2(17) – Licences and compliance with Applicable Law

Schedule 2.2(18) – Banking information

Schedule 2.2(19) – Legal proceedings and orders

Schedule 2.2(20) – Environmental matters

Schedule 2.2(21) – Employees

Schedule 2.2(22) – Employee Plans

Schedule 2.2(24) – Insurance

Schedule 2.2(25) – Customers and suppliers

Schedule 2.2(26) – Tax matters

Schedule 2.2(28) – Absence of certain changes or events

Schedule 2.2(29) – Canadian anti-spam legislation policy

Schedule 2.2(30) – Lifetime discounts and passes

Schedule 2.2(33) – Qualifying Capital Expenditures

Schedule 2.2(34) – Computer Systems

Schedule 2.4 – Commissions

Schedule 3.2(3)(j) – Resigning directors and officers

Schedule 5.9(1)(a) – Individuals to be provided lifetime access and discounts

Schedule 5.9(1)(b) – Individuals to be provided lifetime access

6.6          Expenses. Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers). For greater certainty, all costs and expenses relating to Purchaser’s Counsel and Vendor’s Counsel shall be borne by the Purchaser and Vendor, respectively.

6.7          Public Announcements. Except to the extent otherwise required by Applicable Law or with the prior consent of the other Party, neither Party shall make any public announcement regarding this Agreement or the transactions contemplated by this Agreement without the consent of the other Party, not to be unreasonably withheld.

6.8          Notices.

(1)          Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent by e-mail (return receipt requested), in each case to the applicable address set out below:

(a)	if to the Vendor, to:

Blue Mountain Resorts Holdings Inc.

108 Jozo Weider Blvd, R.R. #3

Collingwood, ON

L9Y 3Z2

Attention:     Gordon Canning

E-mail:     gcanning001@gmail.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, ON

M5V 3J7

Attention:      A. Gerold Goldlist

E-mail:      ggoldlist@dwpv.com

(b)	if to the Purchaser, to:

Le Sommet Property Management Inc.

c/o Intrawest ULC

1621 - 18th Street

Ste. 300

Denver, Colorado 80202

Attention:      Josh Goldstein

E-mail:      JGoldstein@intrawest.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon (U.S.) LLP

126 East 56th Street

Suite 1700, Tower 56

New York, New York

10012

Attention:      Mark Adkins and Jamie Koumanakos

Email:      mark.adkins@blakes.com and jamie.koumanakos@blakes.com

(2)          Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing, provided that such day in either event is a Business Day and the communication is so delivered or sent before 4:30 p.m. on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(3)          Change of Address. Any Party may from time to time change its address under this Section 6.8 by notice to the other Party given in the manner provided by this Section 6.8.

6.9          Time of Essence. Time shall be of the essence of this Agreement in all respects.

6.10       Further Assurances. Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

6.11       Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement.

6.12       Amendment. No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

6.13       Waiver. A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

6.14       Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.15       Remedies Cumulative. The rights, remedies, powers and privileges herein provided to a Party are cumulative and in addition to and not exclusive of or in substitution for any rights, remedies, powers and privileges otherwise available to that Party.

6.16       Attornment. Each Party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the Province of Ontario on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 6.16.

6.17       Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as an Ontario contract.

6.18       Successors and Assigns; Assignment. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party. Notwithstanding the foregoing, prior to Closing, the Purchaser may assign its rights hereunder to an Affiliate of the Purchaser, provided that, (i) the Purchaser is not then in default under this Agreement, (ii) such assignee assumes all obligations of the Purchaser hereunder arising before, on or after such assignment, including without limitation making all representations and warranties of the Purchaser hereunder effective as of the date set forth in this Agreement and the effective date of such assignment; and (iii) such assignment shall not relieve the Purchaser of its obligations hereunder arising before, on or after such assignment.

6.19       Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Section 4.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.20       Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

6.21       Language. The Parties have required that this Agreement and all deeds, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux présentes ont exigé que le présent contrat et tous autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

[The next page is the signature page.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

BLUE MOUNTAIN RESORTS HOLDINGS INC.
By:	/s/ Gordon Canning
Name: Gordon Canning
Title: President

LE SOMMET PROPERTY MANAGEMENT INC.
By:	/s/ Joshua B. Goldstein
Name: Joshua B. Goldstein
Title: Chief General Counsel

SCHEDULE 1.0
DEFINITIONS AND INTERPRETATION

1.	Definitions.

“Accelerated SARs Payment Amount” means the amount payable by the Corporation in connection with the SARs Vesting and Payment.

“Additional Representations” has the meaning set out in Section 2.2.

“Adjustment Date” means the third Business Day after the Final Closing Amount Payable is determined in accordance with Section 1.7.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreed Tax Liabilities” means any Taxes required to be paid by the Corporation (and any successor thereto) relating or attributable to any Pre-July Tax Period determined in accordance with GAAP as set forth in the Financial Statements.

“Agreement” means the Share Purchase Agreement to which this Schedule 1.0 is attached, together with all the Exhibits and the Schedules attached thereto, as amended, supplemented, restated and replaced from time to time in accordance with its provisions.

“Amalco” means the successor entity resulting from the Post-Closing Amalgamation.

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law, (b) any policy, practice, protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law (collectively in the foregoing clauses (a) and (b), “Law”), in each case relating or applicable to such Person, property, transaction, event or other matter and also includes, where appropriate, any interpretation of Law (or any part thereof) by any Governmental Authority having jurisdiction over it, or charged with its administration or interpretation.

“Books and Records” means all books, records, files and papers of, and exclusively owned by, the Corporation and the Subsidiaries wherever located, including computer data, financial and Tax working papers (but excluding tax working papers relating to consolidated returns), financial and Tax books and records, business reports, business plans and projections, sales and advertising materials, sales and purchases records and correspondence, trade association files, research and development records, lists of present and former customers and suppliers, personnel and employment records, minute and share certificate books and all copies and recordings of the foregoing together with such additional books and records not owned by the Corporation or any Subsidiary but used by the Corporation or any Subsidiary in the conduct of its business in the ordinary course.

“Business” means the business carried on by the Corporation and the Subsidiaries (taken as a whole) which involves the collective business of operating and managing the resort, ski hill, golf course, other recreation activities, food and beverage, retail, lodging and associated facilities commonly known as Blue Mountain located in Blue Mountains, Ontario.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto, Ontario or Denver, Colorado.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act, S.C. 2010, c. 23.

“CASL Policy” has the meaning set out in Section 2.2(29).

“CEM” means commercial electronic messages, as such term is defined in CASL.

“Claim Notice” has the meaning set out in Section 4.4.

“Closing” means the completion of the purchase and sale of the Purchased Shares in accordance with the provisions of this Agreement.

“Closing Date” means September 22, 2014 or such earlier or later date as may be agreed to in writing by the Parties.

“Closing Time” means the time of Closing on the Closing Date provided for in Section 3.1.

“Computer Systems” means all computer hardware, peripheral equipment, Software and firmware, processed data, technology infrastructure and other computer systems and services that are used by or accessible to the Corporation or any Subsidiary to receive, store, process or transmit data, to carry on the Business or to carry on its day-to-day operations and affairs.

“Conference Centre Capital Expenditures” means expenditures that: (i) relate to the Conference Centre Project; and (ii) have been approved as part of the Corporation’s budget by the board of directors of the Corporation. For greater certainty, Conference Centre Capital Expenditures also include expenditures identified as Conference Centre Capital Expenditures in Schedule 2.2(33).

“Conference Centre Project” means the construction of the expanded conference centre at Blue Mountain as previously approved by the board of directors of the Corporation.

“Confidential Information” means, in relation to the Corporation, a Subsidiary or a Party (the “Discloser”):

(a)	all information, in whatever form communicated or maintained, that the Discloser discloses to, or that is gathered by inspection by a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities;

(b)	all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same (“Notes”); and

(c)	any matter relating to this Agreement or its terms;

but does not include any information that:

(d)	is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(e)	is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not known to the Recipient to be prohibited from disclosing the information to the Recipient by a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or

(f)	was known by the Recipient prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient.

“Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Corporation or any Subsidiary) which is provided for or required: (a) pursuant to the terms of any Material Contract of the Corporation or any Subsidiary; or (b) under any Applicable Law, in either case in connection with the sale of the Purchased Shares to the Purchaser on the terms contemplated in this Agreement or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement and the Corporation to carry on the Business after Closing.

“Corporation” means Blue Mountain Resorts Limited, a corporation incorporated under the Laws of Ontario.

“Corporation’s Accountant” has the meaning set out in Section 1.6.

“Coverage Expiration Date” has the meaning set out in Section 5.8.

“Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, interest, fine, penalty, assessment, Taxes, damages available at Law or in equity, expense (including reasonable consultant’s and expert’s fees and expenses and reasonable costs, fees and expenses of legal counsel on a full indemnity basis, without reduction for tariff rates or similar reductions and reasonable costs, fees and expenses of investigation, defence or settlement) or diminution in value, but shall not include special, exemplary, punitive, indirect, incidental or consequential damages (including loss of profit or revenue or loss of use).

“Deductible” has the meaning set out in Section 4.6.

“Development Charge Recovery” means the development charge refund from the Town of the Blue Mountains in respect of the Conference Centre Project.

“Direct Claim” has the meaning set out in Section 4.4.

“Disclosed” means information that is made available to the Purchaser through the electronic data room maintained by an Affiliate of the Purchaser in connection with the transactions contemplated by this Agreement, with such information having been uploaded to such electronic data room at least 48 hours prior to the date of this Agreement.

“Discloser” has the meaning set out in the definition of Confidential Information.

“Draft Working Capital / CAPEX Adjustment” has the meaning set out in Section 1.5.

“Employee” means an individual who is employed by the Corporation or any Subsidiary, whether on a full-time or part-time basis as of the Closing Time.

“Employee Plans” has the meaning set out in Section 2.2(22).

“Encumbrance” means any encumbrance, lien, pledge, mortgage, security interest of any nature, easement, right of occupation, or any matter capable of actually encumbering title to the Corporation’s real property interests.

“Environmental Law” means all Applicable Laws in respect of the protection of the natural environment or any species or organisms that make use of it, public or occupational health or safety, or the manufacture, importation, handling, transportation, storage, disposal or treatment of Hazardous Substances.

“Environmental Permit” means any licence, approval, permit of other authorization issued or required pursuant to any Environmental Law.

“Estimated Closing Amount Payable” has the meaning set out in Section 1.3.

“Estimated Working Capital / CAPEX Adjustment” has the meaning set out in Section 1.3.

“Final Closing Amount Payable” has the meaning set out in Section 1.7.

“Final Compulsory Payment Amount” has the meaning set out in Section 4.11(4)(b).

“Final Compulsory Payment Indemnification Event” means a Final Determination having been made regarding a liability requiring payment under Applicable Law or any Order.

“Final Determination” means a determination made by a Governmental Authority (including pursuant to a settlement) where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired.

“Financial Statements” means the annual audited financial statements of the Corporation as of and for the fiscal year ended June 30, 2014, true and complete copies of which are attached as Schedule 2.2(7).

“Fundamental Representation” has the meaning set out in Section 2.1.

“GAAP” or “generally accepted accounting principles” means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor entity thereto, applicable as at the date on which such principles are to be applied or on which any calculation or determination is required to be made in accordance with generally accepted accounting principles.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)	any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, or substance or material defined, prohibited, regulated or reportable pursuant to any Environmental Law.

“ICA” means the Investment Canada Act (Canada), as amended, and includes the regulations promulgated thereunder.

“Improvements” means all buildings, fixtures, sidings, parking lots, roadways, structures, erections, fixed machinery, fixed equipment and appurtenances situate on, in, under, over or forming part of, any Real Property.

“Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, is required to indemnify under Article 4.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 4.

“Indemnity Limit” has the meaning set out in Section 4.6.

“Intellectual Property” means all intellectual property and industrial property used by the Corporation or any Subsidiary in the Business, throughout the world, whether or not registrable, patentable or otherwise formally protectable, and whether or not registered, patented, otherwise formally protected or the subject of a pending application for registration, patent or any other formal protection, including all (a) trade-marks, service marks, trade dress, corporate, partnership and business names, fictitious names and other trade names, (b) inventions, patent rights, arts, processes, machines, manufactures, compositions of matter, (c) works, copyrights, neighbouring rights, moral rights, software and databases, (d) designs and industrial designs, (e) know-how, trade secrets, proprietary information, formulae, recipes, systems, methods and techniques and related documentation, customer and supplier information, and market and survey information, (f) telephone numbers, domain names and social media identities, and all derivatives, modifications and improvements of the foregoing.

“Interim Period” means the period from the date of this Agreement to the Closing Time.

“ITA” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supplement).

“June 30 Liabilities” means all accounts payable, stock appreciation rights liabilities, accrued compensation (including wages, bonus, benefits, vacation and sick pay), customer deposits and prepaid revenues that relate to goods or services to be delivered after June 30, 2014 and other liabilities (excluding the Agreed Tax Liabilities), if any, in each case as of June 30, 2014 as reflected in the Financial Statements.

“June 30 Non-Cash Current Assets” means all accounts and other receivables, inventory held for sale (valued at the lower of cost or realizable value), prepaid expenses and other current assets (excluding intangible assets), if any, in each case as of June 30, 2014 as reflected in the Financial Statements.

"June 30 SAR Accrual" means the accrued liability of the Corporation under the SAR Plan as of June 30, 2014, as reflected in the Financial Statements.

“June 30 Total Cash” means all cash and term deposits held in the accounts of the Corporation and the Subsidiaries as of June 30, 2014 as reflected in the Financial Statements.

“Knowledge of the Vendor” means the actual knowledge of Gordon Canning and Dan Skelton (after making such inquiries as are reasonably necessary in the circumstances and without doing searches in any public offices) regarding the relevant matter as of the date hereof and the Closing Date, in each case, without personal liability.

“Law” has the meaning set out in the definition of “Applicable Law”.

“Leases” means all leases, subleases or other agreements or arrangements under which the Corporation or any Subsidiary has the right to use or occupy any real property.

“Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, complaint, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court, tribunal or Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.

“Lifetime Discounts and Passes” means, in respect of the Corporation, any passes and discounts (i) currently in effect, (ii) relating to any winter or summer activities and (iii) granted for any period of time greater than five years.

“Material Adverse Change” means a material adverse change in the Business or its financial condition or in the property or assets of the Corporation or the presence of any circumstances which could result in such a material adverse change (in each case, taking into account the seasonality of the Business); provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a material adverse change:

(a)	any adverse change attributable to the announcement or pendency of the transactions contemplated under this Agreement;

(b)	any adverse change attributable to conditions affecting (i) the travel industry (including fluctuating conditions resulting from cyclicality or seasonality patterns affecting the Corporation and its customers and suppliers) that do not disproportionately affect the Corporation, or (ii) the Canadian or world economy that do not disproportionately affect the Corporation;

(c)	terrorist activities, hostilities or acts of war;

(d)	any adverse change resulting from or relating to compliance with terms of, or the taking of any action required by, this Agreement;

(e)	any adverse change resulting, arising from or relating to any change in accounting requirements or principles or any change in Applicable Laws; and

(f)	any action or inaction by the Purchaser or consented to by the Purchaser;

provided, however, that with respect to clauses (b), (c) and (e) such matter does not have a materially disproportionate effect on the Corporation, relative to comparable entities operating in a business similar to the Business, and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Change” has occurred.

“Material Contract” means any of the following: (i) any continuing contract for the purchase of materials, supplies, equipment or services which involves cumulative payments under such contract of more than $25,000; (ii) any trust indenture, mortgage, promissory note, bond, debenture, letter of credit, loan agreement, guarantee or other contract for the borrowing of money or leasing transaction of the type required to be capitalized in accordance with GAAP in each case having an outstanding principal amount or obligation in excess of $25,000; (iii) any agreement of guarantee, support, assumption or endorsement of, or any other similar commitment with respect to, the liabilities, obligations, indebtedness or commitments (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person (except for checks endorsed for collection) in each case having an outstanding principal amount or obligation in excess of $25,000; (iv) any contract for the sale of any of the material assets relating to the Business other than sales of inventories to customers in the ordinary course of business; (v) all contracts with any Governmental Authority; (vi) all material contracts and agreements that limit or purport to limit the ability of any of the Corporation or a Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time; (vii) all Leases, and all leases, subleases or other agreements or arrangements under which any Person has the right to use or occupy the owned real property or the leased real property of the Corporation or any Subsidiary; (viii) all leases, subleases or any other agreements or arrangements under which the Corporation or any Subsidiary will, after Closing, have the right or license to use any material personal property, whether tangible or intangible, owned or licensed by another Person; (ix) all joint venture, partnering, cost sharing, restrictive covenant or similar agreements which either will be binding on the Corporation or any Subsidiary after Closing or as to which the Corporation or any Subsidiary will have liability after Closing; (x) all material sales representative distributor or dealer agreements which either will be binding on the Corporation or any Subsidiary after Closing or as to which the Corporation or any Subsidiary will have liability after Closing; and (xi) all collective bargaining employment consulting or non-competition agreements which either will be binding on the Corporation or any Subsidiary after Closing or as to which the Corporation or any Subsidiary will have liability after Closing.

“Note Receivable” means the funds held in trust for the members of the Westin condominium.

“Notes” has the meaning set out in paragraph (b) of the definition of Confidential Information.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Outstanding Conference Centre Capital Expenditures Adjustment Amount” means $331,149.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Permitted Liens” means the following:

(a)	liens for real property taxes (which term includes charges, rates and assessments, and other governmental charges or levies) or charges for electricity, power, gas, water and other services and utilities in connection with the Real Property that have accrued but are not yet due and owing;

(b)	easements, rights of way, restrictive covenants and servitudes and other similar rights in land granted to, reserved or taken by any Governmental Authority, transit authority or public or private utility supplier; or any subdivision, development, servicing, site plan or other similar agreement with any Governmental Authority, transit authority or public or private utility supplier, provided that at Closing the same are in good standing in all material respects;

(c)	facility sharing, cost sharing, tunnel, pedway, servicing, parking, reciprocal and other similar agreements with neighbouring landowners and/or Governmental Authorities, provided that at Closing the same are in good standing in all material respects;

(d)	encroachments by the Real Property over neighbouring lands which are permitted under existing agreements with neighbouring landowners and minor encroachments over the Real Property by improvements of neighbouring landowners that do not have a material adverse effect on the operation of the Real Property;

(e)	any subsisting reservations, limitations, provisos, conditions or exceptions in any original grants from the Crown;

(f)	statutory exceptions, reservations, limitations, provisos, qualifications and conditions to title provided for or implied by the Land Titles Act (Ontario) (including, without limitation, those set forth in subsection 44(1) thereof, but excluding paragraphs 3, 5, 11 and 14 thereof);

(g)	all assigned Leases and registered notices or other registrations with respect to such Leases (including any leasehold charges or security interests relating to any tenant secured by such tenant's interest in any such Leases);

(h)	all assigned contracts and registered notices or other registrations with respect to such contracts including without limitation Personal Property Security Act registrations in respect of leased chattels;

(i)	the provisions of Applicable Laws including, without limitation, any by-laws, regulations, ordinances and similar instruments relating to development and zoning provided same are complied with in all material respects;

(j)	construction, mechanics’, carriers’, workers’, repairers’, storers’ or other similar liens (inchoate or otherwise) if individually or in the aggregate they: (i) are not material; (ii) arose or were incurred in the ordinary course of business; or (iii) the debt secured by them is not in arrears (or, if in arrears, is being adjusted for pursuant to Section 1.5);

(k)	any minor title defects, irregularities, easements, reserves, servitudes, rights of way or other discrepancies in title or possession relating to the Real Property (i) that may or may not be disclosed by an up-to-date survey of the Real Property, and (ii) that do not have a material adverse effect on the operation of the Real Property; and

(l)	any liens filed by or at the request of the Purchaser or which are otherwise expressly approved by the Purchaser in writing;

(m)	any liens, charges or encumbrances relating to any lease of personal property or price conditional sales agreement

(n)	all liens and other encumbrances that are registered on title to affecting the Real Property (or any part thereof) on the date of this Agreement;

(o)	the charge in favour of the Toronto-Dominion Bank registered as Instrument No. R248168; and

(p)	restrictive covenants, private deed restrictions and other similar land use controls or agreements, provided that at the Closing Time the same are in good standing in all material respects.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal representatives of an individual in such capacity.

“Personal Information” means information about an identifiable individual as defined in Privacy Law.

“Post-Closing Amalgamation” means the amalgamation of the Purchaser, the Corporation, the Subsidiaries and Intrawest ULC which is expected to occur on the Closing Date.

“Post-Termination Continuations” has the meaning set out in Section 5.11.

“Pre-Closing Continuations” means the continuation of each of the Purchaser, Corporation and the Subsidiaries into the jurisdiction of Alberta.

“Pre-July Tax Period” means any period or periods ending on or before June 30, 2014 or for any period which includes June 30, 2014, that portion of such period up to and including June 30, 2014.

"Pre-Signing Period" has the meaning set out in Section 2.2(10).

“Preliminary Compulsory Payment Amount” has the meaning set out in Section 4.11(4)(a).

“Prime Rate” means the prime rate of interest per annum quoted by the Royal Bank of Canada from time to time as its reference rate of interest for Canadian dollar demand loans made to its commercial customers in Canada and which the Royal Bank of Canada refers to as its “prime rate”, as such rate may be changed from time to time.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada).

“Public Official” means any person holding a legislative, administrative or judicial office, or any person seeking election to any such office, and includes any person exercising a public function for a public agency, public enterprise, state owned or controlled corporation, or public international organization.

“Purchase Price” has the meaning set out in Section 1.2.

“Purchased Shares” has the meaning set out in Section 2.1(3).

“Purchaser” has the meaning set out in the preamble to this Agreement.

“Purchaser Financing Transaction” means the completion of an incremental term loan under the existing credit facilities of an affiliate of the Purchaser, in amount sufficient to finance the Purchase Price, on terms reasonably acceptable to the Purchaser.

“Purchaser’s Counsel” means Blake, Cassels & Graydon LLP.

“Purchaser’s Indemnified Parties” means the Purchaser, the Purchaser’s Affiliates, the Corporation, the Subsidiaries and their respective Representatives.

“Qualifying Capital Expenditures” means capital expenditures and commitments that are: (i) part of the Corporation’s budget, as approved by the Corporation’s board of directors, including the Conference Centre Capital Expenditures; (ii) pre-approved by the Purchaser in writing (which may be provided via email); or (iii) less than $5,000 individually and less than $50,000 in the aggregate.

“Real Property” has the meaning set out in Section 2.2(12).

“Recipient” has the meaning set out in the definition of Confidential Information.

“Representative” when used with respect to a Person means each director, officer, employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person.

"SAR Plan" means the stock appreciation rights plan of the Corporation;

“SARs Vesting and Payment” means:

(a)	the acceleration of vesting of (i) all unvested stock appreciation rights of the Corporation which would otherwise vest on November 1, 2014 if the SAR Plan were to remain in effect until such date, and (ii) 25% of all unvested stock appreciation rights of the Corporation that would exist on November 1, 2014 if the SAR Plan were to remain in effect until such date; and

(b)	the payment of all amounts payable under the SAR Plan as if all stock appreciation rights were exercised immediately after the acceleration of vesting described in (a) above.

“Shareholders’ Agreement” means the shareholders agreement dated January 28, 1999 by and among the Corporation, the Purchaser (a wholly-owned subsidiary of Intrawest ULC) and the Vendor.

“Shares” has the meaning set out in the Recitals.

“Software” means all software, computer programs and code of all types, layouts, interfaces, applications and tools used in the Business.

“Straddle Period” means any taxable period ending after June 30, 2014 which begins before June 30, 2014.

“Stub Period Returns” has the meaning set out in Section 5.6.

“Subsidiaries” means BMR Property Management Inc. and Blue Mountain Trust Inc. and “Subsidiary” means any one of them.

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

“Taxes” means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and “Tax” means any one of such Taxes.

“Third Party” has the meaning set out in Section 4.11(3).

“Third Party Claim” has the meaning set out in Section 4.4.

“Threatened”, when used in relation to a Legal Proceeding or other matter, means that a demand or statement (oral or written) has been made or a notice (oral or written) has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

“Vendor” has the meaning set out in the preamble to this Agreement.

“Vendor’s Counsel” means Davies Ward Phillips & Vineberg LLP.

“Vendor’s Indemnified Parties” means the Vendor, the Vendor’s Affiliates and their Representatives.

“Working Capital / CAPEX Adjustment” has the meaning set out in Section 1.3.

2.	Additional Rules of Interpretation.

(1)          Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2)          Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3)          Section References. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules or Exhibits are to Articles or Sections of this Agreement, and Schedules or Exhibits to this Agreement.

(4)          Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5)          References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)          Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(7)          Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8)          Ordinary Course. The term “ordinary course”, when used in relation to the conduct by the Corporation of the Business, or the conduct of business by any other Person, means any transaction which constitutes an ordinary day-to-day business activity, conducted in a commercially reasonable and businesslike manner, having no unusual or special features, and, in the case of the Corporation, consistent with past practice and, in the case of any other Person, being such as a Person of similar nature and size and engaged in a similar business might reasonably be expected to carry out from time to time.

Schedule 1.3

Estimated Working Capital / CAPEX Adjustment